Exhibit 10.47

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

RED HAT, INC.,

SALTA ACQUISITION CORPORATION,

MANAGEIQ, INC.

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC, AS THE HOLDER AGENT

Dated as of December 19, 2012

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2.25	Customers and Suppliers	38
2.26	Permits	39
2.27	Government Contracts	39
2.28	Certain Relationships	40
2.29	Brokers’ Fees	41
2.30	Books and Records	41
2.31	Information	41

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE MERGER SUB		41
3.1	Organization and Corporate Power	41
3.2	Authorization of Transaction	41
3.3	Noncontravention	42
3.4	Available Funds	42
3.5	Litigation	42

ARTICLE IV COVENANTS		42
4.1	Closing Efforts	42
4.2	Governmental and Third-Party Notices and Consents	42
4.3	Stockholder Approval	43
4.4	Operation of Business	44
4.5	Access to Information	46
4.6	Notice of Breaches	46
4.7	Exclusivity	46
4.8	Expenses	48
4.9	FIRPTA Tax Certificate	48
4.10	Director and Officer Indemnification	48
4.11	Certain Tax Matters	49
4.12	Repayment of Company Debt	50

ARTICLE V CONDITIONS TO CLOSING		50
5.1	Conditions to Each Party’s Obligations	50
5.2	Conditions to Obligations of the Buyer	50
5.3	Conditions to Obligations of the Company	52

ARTICLE VI SURVIVAL AND INDEMNIFICATION		53
6.1	Survival	53
6.2	Indemnification by the Indemnifying Securityholders	54
6.3	Indemnification Claims	55
6.4	Limitations	57
6.5	Treatment of Indemnity Payments	58
6.6	No Circular Recovery	58

ARTICLE VII TERMINATION		59
7.1	Termination of Agreement:	59
7.2	Effect of Termination	60

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ARTICLE VIII DEFINITIONS		60
8.1	Certain Definitions	60
8.2	Certain Rules of Construction	75

ARTICLE IX MISCELLANEOUS		76
9.1	Press Releases and Announcements	76
9.2	No Third Party Beneficiaries	76
9.3	Entire Agreement	76
9.4	Succession and Assignment	76
9.5	Counterparts and Facsimile Signature	76
9.6	Headings	76
9.7	Notices	77
9.8	Governing Law	78
9.9	Amendments and Waivers	78
9.10	Severability	79
9.11	Submission to Jurisdiction	79
9.12	WAIVER OF TRIAL BY JURY	79
9.13	Specific Performance	79

EXHIBITS:

Exhibit A -  Form of Non-Competition Agreement

Exhibit B -  Form of Escrow Agreement

Exhibit C -  Form of Warrant Termination Agreement

Exhibit D -  Form of Founder Warrant Agreement

Exhibit E -  Form of Letter of Transmittal

Exhibit F -  Form of IPO Note Termination and Release Agreement

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of December 19, 2012, by and among Red Hat, Inc., a Delaware corporation (the “Buyer”), Salta Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Buyer (the “Merger Sub”), ManageIQ, Inc. a Delaware corporation (the “Company”) and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the holder agent (the “Holder Agent”). Capitalized terms that are used in this Agreement but not otherwise defined in this Agreement shall have the respective meanings ascribed to them in Article VIII.

RECITALS

A. The respective Board of Directors of the Buyer, Merger Sub and the Company have each determined that it is advisable and in the best interests of their respective corporation and the stockholders thereof that the Company be acquired by the Buyer, through the merger of the Merger Sub with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of the Buyer (the “Merger”). In furtherance thereof, the respective Boards of Directors of the Buyer, Merger Sub and the Company have approved the Merger and this Agreement upon the terms and subject to the conditions set forth herein. Pursuant to the Merger, all issued and outstanding shares of the Company’s capital stock will be converted into the right to receive merger consideration as set forth herein.

B. As a condition and an inducement to the willingness of the Buyer and the Merger Sub to enter into this Agreement: (i) certain employees of the Company have entered into retention agreements with the Buyer, subject only, as a condition subsequent, to the occurrence of the Effective Time and (ii) certain stockholders of the Company have entered into Non-Competition Agreements substantially in the form attached hereto as Exhibit A (the “Non-Competition Agreements”), subject only, as a condition subsequent, to the occurrence of the Effective Time.

NOW THEREFORE, in consideration of the premises, and the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, and intending to be legally bound, the Parties hereby agree as follows:

AGREEMENT

ARTICLE I

THE MERGER

1.1 The Merger. Upon and subject to the terms and conditions of this Agreement, at the Effective Time pursuant to the General Corporation Law of the State of Delaware (the “DGCL”), the Merger Sub shall merge with and into the Company. From and after the Effective Time, the separate corporate existence of the Merger Sub shall cease and the Company shall continue as the Surviving Corporation. The Merger shall have the effects set forth in Section 259 of the DGCL.

1.2 The Closing. The Closing shall take place at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 950 Page Mill Road, Palo Alto, California 94304, commencing at 12:00 p.m. Eastern time on the Closing Date or at such other time and place as the Parties hereto shall mutually agree.

1.3 Actions at the Closing. At the Closing: (i) the Company shall deliver to the Buyer and Merger Sub each of the certificates, instruments and documents referred to in Section 5.2; (ii) the Buyer and the Merger Sub shall deliver to the Company each of the certificates and instruments referred to in Section 5.3; (iii) the Buyer shall cause a certificate of merger conforming to the requirements of the DGCL and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware; (iv) the Buyer shall pay (by wire transfer) to the Payment Agent an aggregate amount in cash representing (A) the portion of the Merger Consideration payable at the Closing to the holders of Company Shares (in accordance with Section 1.5), (B) the Warrant Consideration payable at Closing (in accordance with Section 1.8) and (C) the portion of the Merger Consideration payable to satisfy and discharge the IPO Notes, in each case after giving effect to the deposit of (x) the Escrow Amount with the Escrow Agent and (y) the Holder Agent Fund Amount in the Holder Agent Fund; (v) the Buyer shall deliver to the Company’s payroll provider or the Payment Agent (as applicable and in accordance with the Merger Consideration Allocation Spreadsheet) the Option Consideration payable at Closing (in accordance with Section 1.8) after giving effect to the deposit of (a) the Escrow Amount with the Escrow Agent and (b) the Holder Agent Fund Amount in the Holder Agent Fund; (vi) the Buyer or the Payment Agent, on behalf of the Company, shall pay the Company Holder Transaction Costs and any Indebtedness (other than the IPO Notes) of the Company in accordance with a certificate of the chief executive officer of the Company delivered to the Buyer at least two (2) days prior to Closing, certifying as to the Company Holder Transaction Costs and the Indebtedness of the Company (including the IPO Notes) as of the Closing (such certificate shall be deemed a representation and warranty of the Company for purposes of Article VI of this Agreement) and the Merger Consideration Allocation Spreadsheet; (vii) Buyer shall deposit, or shall cause the Payment Agent to deposit, with the Escrow Agent an aggregate of Sixteen Million Five Hundred Thousand Dollars ($16,500,000) representing the Escrow Amount in accordance with Section 1.9; and (viii) Buyer shall deposit, or cause the Payment Agent to deposit, an aggregate of $150,000 representing the Holder Agent Fund Amount into an account designated by the Holder Agent in a written notice delivered to Buyer at least two (2) days prior to the Closing Date.

1.4 Additional Action. The Surviving Corporation may, at any time after the Effective Time, take any action, including executing and delivering any document, in the name and on behalf of either the Company or Merger Sub, in order to consummate the transactions contemplated by this Agreement.

1.5 Calculation of Merger Consideration and Conversion of Shares. Notwithstanding anything to the contrary in this Agreement, in no event shall the Buyer, pursuant to this

Agreement, the Ancillary Agreements or otherwise in connection with the Merger Agreement, the Merger or the transactions contemplated hereby or thereby, be required to pay to the Company Holders in respect of such Company Holders’ equity interests, in the aggregate, more than the Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any holder of Company Shares, each Company Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Company Shares held in the Company’s treasury) shall be cancelled and converted into, and represent the right to receive, the portion of the Merger Consideration as set forth in the Company’s Amended and Restated Certificate of Incorporation as in effect on the date hereof as described in this Section 1.5, in each case without any interest thereon and subject to the provisions of Sections 1.6, 1.9 and 1.15. The Merger Consideration shall be allocated among and be payable to the Company Holders as set forth in Section 1.8 and as follows:

(a) Series A-2 Preferred Stock. First, prior and in preference to any payment of Merger Consideration to the holders of Series A-1 Preferred Stock, Series A Preferred Stock or Common Shares or any payment of the Option Consideration or Warrant Consideration, the holders of Series A-2 Preferred Stock shall be entitled to receive an amount in cash per such share equal to the Series A-2 Preference Amount, without any interest thereon and subject to the provisions of Sections 1.6, 1.9 and 1.15.

(b) Series A-1 Preferred Stock and Series A Preferred Stock. Second, after payment, or setting aside for payment, to the holders of Series A-2 Preferred Stock, the full amount specified in Section 1.5(a) and prior and in preference to any payment of Merger Consideration to the holders of Common Shares or any payment of the Option Consideration or Warrant Consideration, the holders of Series A-1 Preferred Stock and Series A Preferred Stock shall, on a pari passu basis, be entitled to receive an amount in cash per such share equal to the Series A-1 Preference Amount and the Series A Preference Amount, respectively, in each case without any interest thereon and subject to the provisions of Sections 1.6, 1.9 and 1.15.

(c) Common Shares. Third, after payment, or setting aside for payment, to the holders of Series A-2 Preferred Stock, Series A-1 Preferred Stock and Series A Preferred Stock, the full amounts specified in Section 1.5(a) and Section 1.5(b), respectively, the holders of Common Shares shall be entitled to receive an amount in cash per Common Share equal to the Per Common Share Amount, without any interest thereon and subject to the provisions of Sections 1.6, 1.9 and 1.15.

(d) Residual Amount. Fourth, after payment, or setting aside for payment, to the holders of Series A-2 Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock, Common Shares, Options and Warrants, the full amounts specified in Section 1.5(a), Section 1.5(b), Section 1.5(c) and Section 1.8, respectively, the holders of Preferred Shares and Common Shares shall receive an amount in cash per Preferred Share or Common Share, calculated on as as-converted to Common Share basis, equal to the Per Share Residual Amount, without any interest thereon and subject to the provisions of Sections 1.6, 1.9 and 1.15.

(e) Treasury Shares. Each Company Share held in the Company’s treasury immediately prior to the Effective Time and each Company Share owned beneficially by the Buyer or the Merger Sub shall be cancelled and retired without payment of any consideration therefor.

(f) Merger Sub Shares. Each share of common stock, $0.00001 par value per share, of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter evidence one (1) share of common stock, $0.00001 par value per share, of the Surviving Corporation.

(g) Definitions.

(i) “Aggregate Common Share Preference Amount” means the product, in dollars, obtained by multiplying (i) the sum of (A) the number of Common Shares outstanding immediately prior to the Effective Time, (B) the total number of Common Shares issuable upon exercise of all Options outstanding immediately prior to the Effective Time and (C) the total number of Warrant Shares, as of immediately prior to the Effective Time by (ii) the Per Common Share Amount.

(ii) “Aggregate Option Exercise Price” means the sum of the series of products obtained by multiplying the exercise price of each Option by the number of shares underlying such Option.

(iii) “Aggregate Series A Preference Amount” means the product, in dollars, obtained by multiplying (a) the total number of issued and outstanding shares of Series A Preferred Stock as of immediately prior to the Effective Time by (b) the Series A Preference Amount.

(iv) “Aggregate Series A-1 Preference Amount” means the product, in dollars, obtained by multiplying (a) the total number of issued and outstanding shares of Series A-1 Preferred Stock as of immediately prior to the Effective Time by (b) the Series A-1 Preference Amount.

(v) “Aggregate Series A-2 Preference Amount” means the product, in dollars, obtained by multiplying (a) the total number of issued and outstanding shares of Series A-2 Preferred Stock as of immediately prior to the Effective Time by (b) the Series A-2 Preference Amount.

(vi) “Aggregate Warrant Exercise Price” means the aggregate exercise price payable pursuant to the terms of the Warrants upon exercise of the Warrants for all of the Warrant Shares.

(vii) “Merger Consideration” means (i) One Hundred Five Million Dollars ($105,000,000), minus (ii) the sum of (A) the Closing Date AWC Deficiency (if any), (B) the Company Holder Transaction Costs and (C) any Indebtedness of the Company, plus (iii) the Closing Date AWC Excess (if any). For the avoidance of doubt, the Option Consideration and the Warrant Consideration are components of, and included in, the Merger Consideration.

(viii) “Per Common Share Amount” means the quotient obtained by dividing (i) the Aggregate Series A-2 Preference Amount plus the Aggregate Series A-1 Preference Amount plus the Aggregate Series A Preference Amount, by (ii) the sum of (A) the number of Common Shares outstanding immediately prior to the Effective Time, (B) the number of Common Shares issuable upon exercise of all Options outstanding immediately prior to the Effective Time and (C) the total number of Warrant Shares.

(ix) “Per Share Residual Amount” means the quotient obtained by dividing (i) the Merger Consideration plus the Aggregate Option Exercise Price plus the Aggregate Warrant Exercise Price minus the Aggregate Series A-2 Preference Amount minus the Aggregate Series A-1 Preference Amount minus the Aggregate Series A Preference Amount minus the Aggregate Common Share Preference Amount, by (ii) the sum of (A) the number of Common Shares outstanding immediately prior to the Effective Time, (B) the number of Common Shares issuable upon conversion (in accordance with the Company’s Amended and Restated Certificate of Incorporation) of all Preferred Shares issued and outstanding immediately prior to the Effective Time, (C) the total number of Common Shares issuable upon exercise of all Options outstanding immediately prior to the Effective Time and (D) the total number of Warrant Shares.

(x) “Series A Preference Amount” means, with respect to each share of Series A Preferred Stock outstanding immediately prior to the Effective Time, an amount equal to $1.00.

(xi) “Series A-1 Preference Amount” means, with respect to each share of Series A-1 Preferred Stock outstanding immediately prior to the Effective Time, an amount equal to $2.00.

(xii) “Series A-2 Preference Amount” means, with respect to each share of Series A-2 Preferred Stock outstanding immediately prior to the Effective Time, an amount equal to $1.00.

1.6 Working Capital Adjustment. The Merger Consideration shall be subject to adjustment as follows:

(a) At least five (5) days prior to the Closing Date, the Company shall deliver to the Buyer a certificate in the form set forth on Schedule 1.6(a) (the “Adjusted Working Capital Certificate”) executed by the Chief Executive Officer and Chief Financial Officer of the Company that sets forth (i) the Company’s good faith estimate of the Adjusted Working Capital (the “Estimated Adjusted Working Capital”) calculated in accordance with the Estimated Closing Balance Sheet, which shall include reasonably detailed supporting information in the form set forth on Schedule 1.6(a); and (ii) a balance sheet of the Company reflecting the Company’s good faith estimate of the assets and liabilities of the Company as of the close of business on the Closing Date prepared in accordance with GAAP on a consistent basis with the Financial Statements (except that such balance sheet may exclude footnotes) and, to the extent not inconsistent with GAAP, prior methodologies and procedures of the Company (the “Estimated Closing Balance Sheet”).

(b) If (i) the Estimated Adjusted Working Capital is less than One Hundred Ninety Seven Thousand Three Hundred Eighty Two Dollars ($197,382) (such difference, the “Closing Date AWC Deficiency”), then the Merger Consideration shall be reduced by an amount equal to such Closing Date AWC Deficiency. If the Estimated Adjusted Working Capital exceeds One Hundred Ninety Seven Thousand Three Hundred Eighty Two Dollars ($197,382) (such excess, the “Closing Date AWC Excess”), then the Merger Consideration shall be increased by an amount equal to such Closing Date AWC Excess.

(c) Within sixty (60) days following the Closing, the Buyer shall deliver to the Holder Agent a certificate in the form set forth on Schedule 1.6(c) (the “Draft Adjusted Working Capital Certificate”) executed on behalf of the Buyer by an officer of the Buyer that sets forth (i) the Buyer’s good faith calculation of the Adjusted Working Capital (the “Draft Adjusted Working Capital”) calculated in accordance with the Draft Closing Balance Sheet (as defined below), which shall include reasonably detailed supporting information in the form set forth on Schedule 1.6(c); and (ii) a balance sheet of the Company reflecting the Buyer’s good faith calculation of the assets and liabilities of the Company as of the close of business on the Closing Date prepared in accordance with GAAP on a consistent basis with the Financial Statements (except that such balance sheet may exclude footnotes) and, to the extent not inconsistent with GAAP, prior methodologies and procedures of the Company (the “Draft Closing Balance Sheet”). If there are no such adjustments by the Buyer, or if the Buyer fails to deliver the Draft Adjusted Working Capital Certificate and Draft Closing Balance Sheet within sixty (60) days following the Closing, then the Draft Adjusted Working Capital and the Draft Closing Balance Sheet shall be the same as the Estimated Adjusted Working Capital and the Estimated Closing Balance Sheet, respectively. The Buyer shall promptly provide the Holder Agent with reasonable access to the personnel of the Surviving Corporation and the Buyer, and to the Buyer’s representatives, in each case who were involved in the preparation of the Draft Adjusted Working Capital Certificate and the Draft Closing Balance Sheet, and to such books and records reasonably related to the Draft Adjusted Working Capital Certificate and the Draft Closing Balance Sheet that the Holder Agent may reasonably request. Such access shall be at reasonable times, upon reasonable prior notice, subject to reasonable security precautions and in a manner so as not to interfere with the normal business operations of the Buyer and subject to any confidentiality restrictions to which the Buyer, the Surviving Corporation or their respective personnel or representatives are subject. The Holder Agent shall deliver to the Buyer, on or before the date that is thirty (30) days following the delivery of the Draft Adjusted Working Capital and the Draft Closing Balance Sheet (the “AWC Objection Deadline Date”), either a notice indicating that the Holder Agent accepts the Draft Closing Balance Sheet and the Draft Adjusted Working Capital or a detailed statement describing its objections (if any) to the Draft Closing Balance Sheet and the Draft Adjusted Working Capital (the “AWC Objection Statement”). If the Holder Agent delivers to the Buyer a notice accepting the Draft Closing Balance Sheet and Draft Adjusted Working Capital, or the Holder Agent does not deliver the AWC Objection Statement by the AWC Objection Deadline Date, then, effective as of the earlier of the date of delivery of such notice of acceptance or as of the 5:00 pm Eastern time on the AWC Objection Deadline Date, the Draft Closing Balance Sheet and the Draft Adjusted Working Capital delivered by the Buyer pursuant to this Section 1.6(c) shall be the Final Closing Balance Sheet and the Final Adjusted Working Capital. If the Holder Agent timely delivers the AWC Objection Statement, such objections shall be resolved as follows:

(i) The Buyer and the Holder Agent shall first use Reasonable Best Efforts to resolve such objections set forth in the AWC Objection Statement.

(ii) If the Buyer and the Holder Agent do not reach a resolution of all objections set forth in the AWC Objection Statement within thirty (30) days after delivery of such AWC Objection Statement, then the Buyer and the Holder Agent shall, within fifteen (15) days following the expiration of such thirty (30)-day period, engage the Accountant, pursuant to an engagement agreement executed by the Buyer, the Holder Agent and the Accountant, to resolve any remaining objections set forth in the AWC Objection Statement (the “AWC Unresolved Objections”).

(iii) The Buyer and the Holder Agent shall jointly submit to the Accountant, within five (5) days after the date of the engagement of the Accountant (as evidenced by the date of the engagement agreement), a copy of the Draft Closing Balance Sheet, the Draft Adjusted Working Capital, a copy of the AWC Objection Statement, and a statement setting forth the resolution of any objections agreed to by the Buyer and the Holder Agent. Each of the Buyer and the Holder Agent shall submit to the Accountant (with a copy delivered to the other Party on the same day), within thirty (30) days after the date of the engagement of the Accountant, a memorandum (which may include supporting exhibits) setting forth their respective positions on the AWC Unresolved Objections. Each of the Buyer and the Holder Agent may (but shall not be required to) submit to the Accountant (with a copy delivered to the other Party on the same day), within forty five (45) days after the date of the engagement of the Accountant, a memorandum responding to the initial memorandum submitted to the Accountant by the other Party. Unless requested by the Accountant in writing, neither the Buyer nor the Holder Agent may present any additional information or arguments not previously set forth in such initial memorandum or response memorandum to the Accountant, either orally or in writing.

(iv) Within sixty (60) days after the date of its engagement hereunder, the Accountant shall determine whether the objections set forth in AWC Objection Statement are valid and shall provide a determination which shall include a consolidated balance sheet, comprised of the Draft Closing Balance Sheet and the calculation of Draft Adjusted Working Capital, in each case as adjusted pursuant to any resolutions to objections agreed upon by the Buyer and the Holder Agent and pursuant to the Accountant’s resolution of the AWC Unresolved Objections. Such adjusted Draft Closing Balance Sheet and such adjusted Draft Adjusted Working Capital shall be deemed to be the Final Closing Balance Sheet and Final Adjusted Working Capital.

(v) The resolution by the Accountant of the AWC Unresolved Objections shall be conclusive and binding upon the Buyer, the Company, the Company Holders and the Holder Agent. The Parties (including the Company on behalf of the Company Holders) agree that the procedures set forth in this Section 1.6 for resolving disputes with respect to the Draft Closing Balance Sheet and Draft Adjusted Working Capital shall be the sole and exclusive method for resolving any such disputes; provided that this provision shall not prohibit the Buyer or the Holder Agent from instituting litigation to enforce the ruling of the Accountant.

(vi) The fees and expenses of the Accountant shall be borne by the Buyer, on the one hand, and the Holder Agent (on behalf of the Company Holders and from the Holder Agent Fund), on the other hand, in inverse proportion as they may prevail on the matters set forth in the AWC Unresolved Objections which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Accountant at the time the determination of the Accountant is rendered on the merits of the matters submitted.

(d) If the Final Adjusted Working Capital as derived from the Final Closing Balance Sheet is less than the Estimated Adjusted Working Capital as derived from the Estimated Closing Balance Sheet, then the Merger Consideration shall be reduced by an amount equal to such deficiency (represented as a positive number) (such amount, the “Final AWC Deficiency”) and the Buyer and the Holder Agent shall, not more than five (5) days following the date on which the Final Adjusted Working Capital is determined pursuant to this Section 1.6, deliver joint written instructions to the Escrow Agent authorizing the Escrow Agent to deliver to the Buyer, an amount from the then-available Escrow Fund equal to the Final AWC Deficiency.

(e) If the Final Adjusted Working Capital as derived from the Final Closing Balance Sheet is equal to the Estimated Adjusted Working Capital as derived from the Estimated Closing Balance Sheet, then no adjustment to the Merger Consideration shall be required.

(f) If the Final Adjusted Working Capital as derived from the Final Closing Balance Sheet exceeds the Estimated Adjusted Working Capital as derived from the Estimated Closing Balance Sheet, then the Merger Consideration shall be increased by an amount equal to such excess (such amount, the “Final AWC Excess”) and, not more than five (5) days after the date on which the Final Adjusted Working Capital is determined pursuant to this Section 1.6, (i) the Buyer shall promptly deliver that portion of the Final AWC Excess that is payable to Company Stockholders and the holders of the Warrants to the Payment Agent for distribution to such holders and (ii) the Buyer shall promptly pay to the holders of Options that portion of the Final AWC Excess that is payable to holders of Options. Such payments shall be allocated in the same manner as set forth in Section 1.5 and Section 1.8.

1.7 Dissenting Shares.

(a) Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration unless the Company Stockholder holding such Dissenting Shares shall have forfeited his, her or its right to appraisal under the DGCL or properly withdrawn his, her or its demand for appraisal. If such Company Stockholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then, (i) as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration payable in respect of such Company Shares pursuant to Section 1.5, and (ii) promptly following the occurrence of such event, the Buyer or the Surviving Corporation shall deliver to such Company Stockholder a payment representing the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.5, subject to the provisions of Section 1.9 and Section 1.13.

(b) Prior to the Effective Time, the Company shall give the Buyer (i) prompt written notice of any written demands for appraisal of any Company Shares, withdrawals of such demands, and any other documents and instruments that relate to such demands received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Following the Effective Time, the Buyer shall give the Holder Agent prompt notice of any written demands for appraisal of any Company Shares, withdrawals of such demands, and any other documents and instruments that relate to such demands received by the Surviving Corporation. The Company shall not, except with the prior written consent of the Buyer, make any payment with respect to any demands for appraisal of Company Shares or offer to settle or settle any such demands prior to the Effective Time.

1.8 Options and Warrants.

(a) Prior to the Effective Time, the Company shall take all actions required to accelerate the vesting of each outstanding Option such that all shares underlying each such Option shall be fully vested immediately prior to the Effective Time.

(b) The holder of each Option shall be entitled to receive the Option Consideration (without any interest thereon and subject to the provisions of Sections 1.6, 1.9 and 1.15) with respect to each such Option, and at the Effective Time the holder of each such Option shall have no further rights with respect thereto other than the payment of the applicable Option Consideration. The Option Consideration shall be paid as soon as reasonably practicable following the Effective Time.

(c) Prior to the Effective Time, the Company shall enter into an agreement in substantially the form attached as Exhibit C (the “Warrant Termination Agreement”) with each holder of a Warrant providing for, among other things, the termination of such Warrant, effective as of the Effective Time, in exchange for the payment of the Warrant Consideration. At the Effective Time, each holder of a Warrant that has executed and delivered a Warrant Termination Agreement shall be entitled to receive the Warrant Consideration (without any interest thereon and subject to the provisions of Sections 1.6, 1.9 and 1.15) with respect to such Warrants. The Warrants will expire and be cancelled by their terms at the Effective Time and no holder of the Warrants shall have any further rights with respect thereto other than the payment of the applicable Warrant Consideration (without any interest thereon and subject to the provisions of Sections 1.6, 1.9 and 1.15) pursuant to the terms of the Warrant Termination Agreement.

(d) Prior to the Effective Time, Joseph Fitzgerald and Oleg Barenboim shall together enter into agreements in substantially the form attached as Exhibit D (the “Founder Warrant Agreement”) with each holder of a Founder Warrant providing for the exercise of such Founder Warrant, effective immediately prior to, and contingent upon the occurrence of, the Effective Time. Any outstanding Founder Warrant which is not subject to a Founder Warrant Agreement or has otherwise been exercised prior to the Effective Time will expire and be cancelled by its terms at the Effective Time and no holder of the Warrants shall have any further rights with respect thereto.

1.9 Escrow; Holder Agent Fund.

(a) On the Closing Date, the Buyer shall deposit Sixteen Million Five Hundred Thousand Dollars ($16,500,000) of the Merger Consideration otherwise payable to the Company Holders pursuant to Section 1.5 and Section 1.8 (the “Escrow Amount”) with the Escrow Agent. The Escrow Amount and any interest earned thereon, is referred to herein as the “Escrow Fund” and is established for the purpose of securing the indemnification rights of the Indemnified Parties and the indemnification obligations of the Indemnifying Securityholders pursuant to this Agreement. The Escrow Fund shall be held by the Escrow Agent pursuant to the terms of Article VI and the Escrow Agreement. The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Person, and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement. Subject to the restrictions and limitations set forth in Article VI and the Escrow Agreement, at 11:59 p.m. Eastern Time on the date that is twenty-four (24) months following the Closing Date, the Available Escrow Fund shall be released to the Company Holders. Except as otherwise required pursuant to a determination within the meaning of Section 1313(a) of the Code, the Buyer shall be treated as the owner of the Escrow Fund for all income tax purposes until such amounts, if any, are distributed to the Company Holders.

(b) The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute approval of the Escrow Fund and of all of the arrangements relating thereto, including the placement of the Escrow Amount into escrow.

(c) On the Closing Date, Buyer shall deposit One Hundred Fifty Thousand Dollars ($150,000) of the Merger Consideration otherwise payable to Company Holders pursuant to Section 1.5 (the “Holder Agent Fund Amount”) into a segregated account designated by the Holder Agent in a written notice delivered to Buyer at least two (2) days prior to the Closing Date. The Holder Agent Fund Amount is referred to herein as the “Holder Agent Fund” and is established solely to be used by the Holder Agent to pay any fees, costs or other expenses it may incur in performing its duties or exercising its rights under this Agreement and the Escrow Agreement. The Holder Agent Fund shall be held for the benefit of the Company Holders and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Person. The Company Holders will not receive any interest or earnings on the Holder Agent Fund and such Company Holders irrevocably transfer and assign to the Holder Agent any ownership right that they may otherwise have had in any such interest or earnings. The Holder Agent will not be liable for any loss of principal of the Holder Agent Fund other than as a result of its gross negligence or willful misconduct. As soon as practicable following the release in full of the Escrow Fund, the Holder Agent shall distribute the balance of the Holder Agent Fund to the Company Holders. For Tax purposes, the Holder Agent Fund will be treated as having been received and voluntarily set aside by the Company Holders at the time of Closing, and the Company Holders shall be treated as the owners of the Holder Agent Fund for all income tax purposes.

1.10 Certificate of Incorporation and Bylaws.

(a) The Certificate of Incorporation of the Surviving Corporation immediately following the Effective Time shall be the same as the Certificate of Incorporation of Merger Sub immediately prior to the Effective Time, except that (i) the name of the corporation set forth therein shall be changed to the name of the Company and (ii) the identity of the incorporator shall be deleted.

(b) The Bylaws of the Surviving Corporation immediately following the Effective Time shall be the same as the Bylaws of Merger Sub immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of the Company.

1.11 No Further Rights. From and after the Effective Time, no Company Shares shall be deemed to be outstanding and holders of certificates formerly representing Company Shares shall cease to have any rights with respect thereto except as expressly provided herein or by applicable Law.

1.12 Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer or issuance of Company Shares, Options or Warrants shall thereafter be made. If, after the Effective Time, certificates formerly representing Company Shares or agreements representing Warrants are presented to the Buyer or the Surviving Corporation, they shall be cancelled and converted in accordance with Section 1.5 and Section 1.8, subject to Section 1.9 and Section 1.13 and subject further to applicable Law in the case of Dissenting Shares.

1.13 Exchange of Securities.

(a) Prior to the Effective Time, the Buyer shall appoint American Stock Transfer & Trust Company, LLC as the payment agent (the “Payment Agent”) to effect the payment of the Merger Consideration in exchange for certificates (as applicable) representing the Company Shares issued and outstanding immediately prior to the Effective Time (the “Company Certificates”) and Warrants. The Buyer shall deliver to the Payment Agent, in trust for the benefit of holders of Company Certificates and Warrants (subject to each such holder of a Warrant executing and delivering to the Company a Warrant Termination Agreement), cash in the amount of the portion of the Merger Consideration payable to Company Stockholders and holders of Warrants as of the Closing Date. Promptly following the Effective Time, the Buyer shall cause the Payment Agent to send a notice and a letter of transmittal in the form attached hereto as Exhibit E to each holder of a Company Certificate or Warrant advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Payment Agent such Company Certificate or Warrant in exchange for the portion of the Merger Consideration payable to such holder pursuant to Sections 1.5 and 1.8, as applicable. Each holder of a Company Certificate or Warrant, upon proper surrender thereof to the Payment Agent in accordance with the instructions in such notice, shall be entitled to receive in exchange therefor (subject to the provisions of Section 1.7 and the withholding of all applicable taxes required to be withheld) the cash amount payable pursuant to Section 1.5 and Section 1.8, as applicable. Until properly surrendered, each Company Certificate and Warrant shall be deemed for all purposes to evidence only the right to receive the cash amount payable pursuant to Section 1.5 (other than with respect to Dissenting Shares) and Section 1.8, as applicable. Holders of Company Certificates or Warrants shall not be entitled to receive payment of any amount until such Company Certificates or Warrants are properly surrendered.

(b) If any payment is to be made to or in the name of a Person other than the Person in whose name the Company Certificate or Warrant surrendered in exchange therefor is registered, it shall be a condition to such payment that (i) the Company Certificate or Warrant so surrendered shall be transferable, and shall be properly assigned, endorsed or accompanied by appropriate stock powers or assignment certificate, (ii) such transfer shall otherwise be proper, and (iii) the Person requesting such transfer shall pay to the Payment Agent any transfer or other Taxes payable by reason of the foregoing or establish to the satisfaction of the Payment Agent and the Buyer that such Taxes have been paid or are not required to be paid. Notwithstanding the foregoing, neither the Payment Agent nor any Party shall be liable to a holder of Company Shares or Warrants for any amount payable to such holder pursuant to Section 1.5 and Section 1.8, as applicable, that is delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(c) In the event any Company Certificate or Warrant shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate or Warrant to be lost, stolen or destroyed, the Buyer shall pay, or cause the Payment Agent to pay, in exchange for such lost, stolen or destroyed Company Certificate or Warrant the amount payable in exchange therefor pursuant to Section 1.5 and Section 1.8, as applicable. The Buyer may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Company Certificate or Warrant to deliver to the Buyer a bond in such sum as the Buyer may reasonably direct as indemnity against any claim that may be made against the Buyer with respect to the Company Certificate or Warrant alleged to have been lost, stolen or destroyed.

1.14 Holder Agent.

(a) As more fully set forth in this Section 1.14 and in order to efficiently administer (i) the determination of the Merger Consideration adjustment pursuant to Section 1.6 and (ii) the defense and/or settlement of any claims for which the Indemnifying Securityholders may be required to indemnify the Indemnified Parties pursuant to Article VI hereof, the Company Holders by their adoption of this Agreement, or by participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, designate Shareholder Representative Services LLC as the Holder Agent.

(b) The Company Holders hereby authorize the Holder Agent (i) to make all decisions relating to the determination of the Merger Consideration and any of the Merger Consideration adjustments, (ii) to take all action necessary in connection with the waiver of any condition to the obligations of the Company and/or the Company Holders to consummate the transactions contemplated hereby, or the defense and/or settlement of any claims for which the Indemnifying Securityholders may be required to indemnify the Indemnified Parties pursuant to Article VI hereof, (iii) to give and receive all notices required to be given under the Agreement, and (iv) to take any and all additional action as is contemplated to be taken by or on behalf of the Company Holders by the terms of this Agreement.

(c) In the event that the Holder Agent becomes unable to perform its responsibilities hereunder or resigns from such position, the Company Stockholders holding, prior to the Closing, a majority in interest of the outstanding Company Shares (on an as converted to common basis) shall select another representative to fill such vacancy and such substituted representative shall be deemed to be the Holder Agent for all purposes of this Agreement.

(d) All decisions and actions by the Holder Agent, including any agreement between the Holder Agent and the Buyer relating to the determination of the Merger Consideration, any Merger Consideration adjustments, or the defense or settlement of any claims for which the Indemnifying Securityholders may be required to indemnify the Indemnified Parties pursuant to Article VI hereof, shall be binding upon all of the Company Holders, and no Company Holder shall have the right to object, dissent, protest or otherwise contest the same.

(e) By voting in favor of the approval of the Merger and the adoption of this Agreement, or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, the Company Holders agree that:

(i) the Buyer shall be able to rely conclusively on the instructions and decisions of the Holder Agent as to the determination of the Merger Consideration, any Merger Consideration adjustments pursuant to this Agreement, or the settlement of any claims for indemnification by the Indemnified Parties pursuant to Article VI hereof or any other actions required to be taken by the Holder Agent hereunder, and no Company Holder shall have any cause of action against the Buyer or the Surviving Corporation for any action taken by the Buyer or the Surviving Corporation in reliance upon the written instructions of the Holder Agent;

(ii) all actions, decisions and instructions of the Holder Agent under this Agreement or any of the Ancillary Agreements shall be conclusive and binding upon all of the Company Holders and no Company Holder shall have any cause of action against the Holder Agent for any action taken or omitted, decision made or instruction given by the Holder Agent in connection with this Agreement, except for fraud, gross negligence or willful misconduct by the Holder Agent;

(iii) the provisions of this Section 1.14 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Company Holder may have in connection with the transactions contemplated by this Agreement;

(iv) remedies available at law for any breach of the provisions of this Section 1.14 are inadequate; therefore, the Buyer, the Company and the Surviving Corporation shall be entitled to temporary and permanent injunctive relief without the necessity of proving damages if the Buyer, the Company or the Surviving Corporation brings an action to enforce the provisions of this Section 1.14; and

(v) the provisions of this Section 1.14 shall be binding upon the executors, heirs, legal representatives and successors of each Company Holder, and any references in this Agreement to a Company Holder or the Company Holders shall mean and include the successors to the Company Holders’ rights, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

(f) The Holder Agent shall incur no Liability to the Company Holders with respect to any action taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other documents believed by him to be genuinely and duly authorized, nor for other action or inaction except his own willful misconduct or gross negligence. The Holder Agent may, in all questions arising under the Escrow Agreement, rely on the advice of counsel and the Holder Agent shall not be liable to the Company Holders for anything done, omitted or suffered in good faith by the Holder Agent based on such advice.

(g) All fees and expenses incurred by the Holder Agent shall be paid by the Company Holders in proportion to their Pro Rata Portion. The Company Holders will indemnify, defend and hold harmless the Holder Agent from and against any and all loss, liability, damage, claim, penalty, fine, forfeiture, action, or expense (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Losses”) arising out of or in connection with the Holder Agent’s execution and performance of this Agreement and the Escrow Agreement, in each case as such Loss is suffered or incurred; provided, that in the event that any such Loss is finally adjudicated to have been primarily caused by the fraud, gross negligence or willful misconduct of the Holder Agent, the Holder Agent will reimburse the Company Holders the amount of such indemnified Loss attributable to such fraud, gross negligence or willful misconduct. If not paid directly to the Holder Agent by the Company Holders, any such Losses may be recovered by the Holder Agent from the Holder Agent Fund; provided, that while this Section 1.14(g) allows the Holder Agent to be paid from the Holder Agent Fund, this does not relieve the Company Holders from their obligation to promptly pay such Losses as they are suffered or incurred, nor does it prevent the Holder Agent from seeking any remedies available to it at law or otherwise. The Company Holders acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Holder Agent or the termination of this Agreement.

1.15 Withholding. The Buyer and the Payment Agent shall be entitled to deduct and withhold from the amounts otherwise payable by them pursuant to this Agreement to any Person, including any payments to the Escrow Agent and payments under the Escrow Agreement, any amounts required by applicable Law to be deducted and withheld by the Buyer or the Payment Agent with respect to the making of such payment, and to collect any necessary Tax forms, including Forms W-8 or W-9, as applicable, or any similar information, from the Company Holders and any other recipients of payments hereunder. Any amounts so deducted and withheld and remitted shall be treated for all purposes under this Agreement as an amount paid to the Person to whom the payment from which such amount was withheld was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer that, except as set forth in the Company Disclosure Letter, the statements contained in this Article II are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date or period (in which case such representations and warranties will be true and correct as of such date or period). The Company Disclosure Letter shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article II. The disclosures in any section or subsection of the Company Disclosure Letter shall qualify other sections and subsections in this Article II only to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

2.1 Organization, Qualification and Corporate Power. The Company is a corporation duly incorporated, validly existing and in corporate and tax good standing under the Laws of the State of Delaware. The Company is duly qualified to conduct business and is in corporate and tax good standing under the Laws of each jurisdiction listed in Section 2.1 of the Company Disclosure Letter, which jurisdictions constitute the only jurisdictions in which the nature of the Company’s businesses or the ownership or leasing of its properties requires such qualification, except for those United States jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has made available to the Buyer complete and accurate copies of its Amended and Restated Certificate of Incorporation and Bylaws of the Company. The Company is not in default under or in violation of any provision of its Amended and Restated Certificate of Incorporation or Bylaws.

2.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 30,000,000 Common Shares, of which, as of the date of this Agreement, 7,749,530 shares were issued and outstanding and no shares were held in the treasury of the Company, and (ii) 12,642,500 Preferred Shares, of which (A) 5,500,000 shares have been designated as Series A Preferred Stock, of which, as of the date of this Agreement, 5,002,000 shares were issued and outstanding and were convertible into 5,002,000 Common Shares, (B) 1,312,500 shares have been designated as Series A-1 Preferred Stock, of which, as of the date of this Agreement, 1,000,495 shares were issued and outstanding and were convertible into 2,000,990 Common Shares and (C) 5,830,000 shares have been designated as Series A-2 Preferred Stock, of which, as of the date of this Agreement, 5,135,000 shares were issued and outstanding and were convertible into 5,135,000 Common Shares. Other than shares reserved for issuance upon conversion of outstanding Preferred Shares as described above or exercise of Options or Warrants as set forth below, no Company Shares, Options, warrants or other securities convertible or exchangeable for equity securities of the Company will be issued prior to the Effective Time.

(b) Section 2.2(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of the holders of capital stock of the Company, showing the number of shares of capital stock, and the class or series of such shares, held by each stockholder of the Company, and for securities other than Common Shares, the number of Common Shares (if any) into which such shares are convertible. Section 2.2(b) of the Company Disclosure Letter also sets forth all outstanding Company Shares that are otherwise subject to a repurchase or redemption right, indicating the name of the applicable stockholder, the vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by the Company. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are, and were when issued, fully paid and nonassessable. All of the shares of capital stock of the Company ever issued by the Company have been offered, issued and sold by the Company in compliance with all applicable federal, state and foreign securities Laws.

(c) Section 2.2(c) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement of: (i) all Company Stock Plans, indicating for each Company Stock Plan the number of Common Shares issued to date under such Company Stock Plan, the number of Common Shares subject to outstanding options under such Company Stock Plan and the number of Common Shares reserved for future issuance under such Company Stock Plan; (ii) all holders of outstanding Options, indicating with respect to each Option (A) the Company Stock Plan under which it was granted, (B) the number of Common Shares subject to such Option, the exercise price, the date of grant, the vesting schedule (including any acceleration provisions with respect thereto), (C) whether such Option is currently held by an employee or non-employee of the Company, (D) the termination date (if any) of any employee and non-employee of the Company and any such Option, and (E) the classification of such option as an incentive stock option or a nonqualified stock option and (iii) all holders of outstanding warrants, indicating with respect to each warrant the agreement or other document under which it was granted, the number of shares of capital stock and the class or series of such shares subject to such warrant, the exercise price, the date of issuance and the expiration date thereof. On and after November 5, 2012, the Company has not granted or issued any Options or other securities that are convertible or exchangeable, directly or indirectly, into equity securities of the Company. The Company has made available to the Buyer complete and accurate copies of all Company Stock Plans and forms of all stock option agreements evidencing all Options and forms of all warrant agreements evidencing all Warrants. All Options were granted with an exercise price that was at least equal to the fair market value of the Common Shares on the date of grant of such Option. The Company has not adjusted the exercise price of any Option. The Company’s past and current stock option grant practices complied with the terms of the applicable Company Stock Plan and applicable Laws.

(d) Concurrently with the execution and delivery of this Agreement, the Company has delivered to the Buyer a complete and accurate spreadsheet in a form reasonably acceptable to the Buyer and the Escrow Agent, specifying the information set forth on Schedule 2.2(d) (the “Merger Consideration Allocation Spreadsheet”). When all of the Merger

Consideration is distributed in accordance with Section 1.5, Section 1.8 and the Merger Consideration Allocation Spreadsheet, each holder of Company Shares, Options and Warrants shall have received the portion of the Merger Consideration, if any, to which the holder of such Company Shares, Options and Warrants is entitled under and in accordance with the rights (including liquidation rights) and privileges set forth in the Company’s Amended and Restated Certificate of Incorporation, the applicable Company Stock Plan and the applicable Warrant agreement, as applicable.

(e) No equity security of the Company or subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding. The Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock any evidences of Indebtedness or assets of the Company. The Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or to make any other distribution in respect thereof. All repurchases, redemptions or other acquisitions of Company Shares, other capital stock or other equity securities of the Company undertaken by the Company at any time have complied with all applicable Laws and have not violated the Amended and Restated Certificate of Incorporation or Bylaws of the Company (or other equivalent corporate governing documents) then in place or any other restriction contained in any Contract to which the Company or any of its Affiliates is or was at such time a party. No Person has claimed or threatened to claim that such Person’s Company Shares, other capital stock or other equity interests in the Company have been wrongfully repurchased, redeemed or acquired by the Company or that any cancellation, repurchase, redemption or acquisition by the Company of its Company Shares or other equity interests violated applicable Law. There are no outstanding or authorized grants of equity or equity-related compensation with respect to the Company which have not otherwise been embodied in written agreements with the grantee thereof which have been made available to the Buyer.

(f) There is no agreement, written or oral, between the Company and any holder of its securities, or, to the Company’s knowledge, between or among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights), registration under the Securities Act, or voting, of the capital stock of the Company.

(g) Other than the holders of shares of capital stock of the Company and except set forth on Section 2.2(g) of the Company Disclosure Letter, no Person has claimed or threatened to claim that such Person has or is entitled to: (i) shares of the Company’s capital stock or any other equity or other ownership interest in the Company, (ii) any rights of an owner of an equity interest in the Company, including any option, preemptive rights or rights to notice or to vote or (iii) any rights under the Amended and Restated Certificate of Incorporation or Bylaws of the Company.

2.3 Authorization of Transaction. The Company has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement (to which it is a party) and to perform its obligations hereunder and thereunder. The execution and delivery by the Company of this Agreement and the Ancillary Agreements (to which it is a party), the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company. Without limiting the generality of the foregoing, the Board of Directors of the Company, at a meeting duly called and held, by the unanimous vote of all directors, (i) determined that the Merger is fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement in accordance with the provisions of the DGCL, and (iii) directed that this Agreement and the Merger be submitted to the stockholders of the Company for their adoption and approval and recommended that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger and the other transactions contemplated by this Agreement. This Agreement and the Ancillary Agreements (to which the Company is a party) have been duly and validly executed and delivered by the Company and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject, in each instance, to (x) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and relief of debtors generally and to (y) general equity principles, regardless of whether such enforceability is considered in a Legal Proceeding at law or in equity ((x) and (y) of this Section 2.3, collectively, the “Bankruptcy and Equity Exception”).

2.4 Noncontravention. Other than the filing of the Certificate of Merger as required by the DGCL, and the delivery of notices set forth in Section 2.4 of the Company Disclosure Letter which have been made or will be made promptly following the Effective Time, neither the execution and delivery by the Company of this Agreement or the Ancillary Agreements (to which it is a party), nor the consummation by the Company or the Company Holders of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the Amended and Restated Certificate of Incorporation or Bylaws of the Company, (b) require on the part of the Company any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any Contract to which the Company is a party or by which the Company is bound or to which any of its assets is subject, (d) result in the imposition of any Security Interest upon the Company Shares, the Options, the Warrants or any of the respective assets of the Company or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its properties or assets.

2.5 Subsidiaries. The Company has not had, and currently does not have any Subsidiaries. The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.

2.6 Financial Statements.

(a) The Company has made the Financial Statements available to the Buyer. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and fairly present the financial condition, results of operations and cash flows of the Company as of the respective dates thereof and for the periods referred to therein and are consistent with the books and records of the Company; provided, however, that the Financial Statements referred to in clause (b) of the definition of such term are subject to normal recurring year-end adjustments, which will not be material, taken as a whole, in amount or effect, and do not include footnotes. Since the beginning of the period covered by the Financial Statements, there has been no change in any accounting policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent Liabilities or otherwise), of the Company. No audit firm has ever declined or indicated its inability to issue an opinion with respect to any financial statements of the Company.

(b) The Company has at all times since January 1, 2009 (i) made and kept materially accurate books and records and (ii) maintained, enforced and complied with internal accounting controls that have provided reasonable assurance that (A) transactions are (and have been) executed in accordance with management’s authorization, (B) transactions are (and have been) recorded as necessary to permit preparation of the Company’s financial statements and to maintain accountability for its assets, (C) access to the Company’s assets is (and has been) permitted only in accordance with management’s authorization, and (D) the reported accountability for the Company’s assets is (and has been) compared with existing assets at reasonable intervals. During the periods covered by the Financial Statements, there has been (i) no significant deficiency or material weakness in the design or operation of the Company’s internal controls over financial reporting adversely affected the Company’s ability to record, process, summarize and report financial information during any of the periods covered by the Financial Statements, (ii) no fraud, whether or not material, involving any member of the Company’s Board of Directors or management or any other employee of the Company who has a significant role in the Company’s internal control over financial reporting and (iii) no claim or allegation regarding any of the foregoing.

2.7 Absence of Certain Changes. Since the Most Recent Balance Sheet Date, (i) the Company has not entered into any transaction which is not in the usual and ordinary course of business consistent with past practice, (ii) there has occurred no event or development which, individually or in the aggregate, has had, or would reasonably be expected to have in the future, a Company Material Adverse Effect, and (iii) the Company has not taken any of the actions set forth in paragraphs (a) through (p) of Section 4.4.

2.8 Undisclosed Liabilities. The Company has no Liabilities except for (a) Liabilities shown on the Most Recent Balance Sheet and the Final Adjusted Working Capital, (b) Liabilities which have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business which are not material in amount, and (c) contractual and other Liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet and which are in an amount less than five thousand dollars ($5,000) individually and twenty-five thousand dollars ($25,000) in the aggregate.

2.9 Tax Matters.

(a) The Company has properly filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete. The Company has never been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns. The Company has paid on a timely basis all Taxes that were due and payable. The unpaid Taxes of the Company for Tax periods through the Most Recent Balance Sheet Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet and all unpaid Taxes of the Company for all Tax periods commencing after the Most Recent Balance Sheet Date arose in the Ordinary Course of Business. The Company (i) has no actual or potential Liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of applicable Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than the Company or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement. All Taxes that the Company was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, and the Company has complied with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid to any employee, independent contractor, creditor, or other third party.

(b) The Company has made available to the Buyer (i) complete and correct copies of all Tax Returns of the Company relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of the Company relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements, or other Tax documents with or from any Governmental Entity relating to Tax incentives of the Company. No examination or audit or other action of or relating to any Tax Return of the Company by any Governmental Entity is currently in progress or, to the knowledge of the Company, threatened or contemplated. No deficiencies for Taxes of the Company have been claimed, proposed or assessed by any Governmental Entity. The Company has not been informed by any jurisdiction that the jurisdiction believes that the Company was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. The Company has not (x) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, (y) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (z) executed or filed any power of attorney with any taxing authority, which is still in effect.

(c) The Company has not made any payment, is not obligated to make any payment, and is not a party to any agreement, contract, arrangement or plan that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(d) The Company (i) has not been required to make a basis reduction pursuant to former Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b), (ii) is not and has not been required to redetermine or reduce basis pursuant to Treasury Regulation Section 1.1502-36(b) or (c) or reduce any attributes under Treasury Regulation Section 1.1502-36(d), and (iii) has not incurred (or been allocated) any dual consolidated loss within the meaning of Section 1503 of the Code.

(e) None of the assets of the Company is “tax-exempt use property” within the meaning of Section 168(h) of the Code or directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

(f) There are no adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax Laws) that are required to be taken into account by the Company in any period (or portion thereof) ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date or as a result of the consummation of the transactions contemplated by this Agreement.

(g) There is no limitation on the utilization by the Company of its net operating losses, built-in losses, Tax credits, or similar items under Sections 382, 383 or 384 of the Code or comparable provisions of foreign, state or local Law (other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement).

(h) The Company (i) is not a “consenting corporation” within the meaning of former Section 341(f) of the Code, and none of the assets of the Company is subject to an election under former Section 341(f) of the Code or (ii) has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(i) The Company has not distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company been distributed, in a transaction to which Section 355 of the Code applies (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(j) The Company does not own any interest in an entity that is characterized as a partnership for federal income Tax purposes or is party to any joint venture, partnership or other arrangement that is treated as a partnership for federal income Tax purposes.

(k) Section 2.9(k) of the Company Disclosure Letter sets forth each jurisdiction (other than United States federal) in which the Company currently files or has in the past filed a Tax Return and each jurisdiction that has sent notices or communications of any kind requesting information relating to the Company’s nexus with such jurisdiction. Section 2.9(k) of the Company Disclosure Letter lists all Tax Returns (and their respective due dates without regard to extensions) required to be filed by the Company for periods beginning before the Closing Date that will not be filed on or before the Closing Date.

(l) The Company is not a stockholder of (i) a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of foreign, state or local Law) or (ii) a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(m) The Company has no, and has never had, a permanent establishment in any foreign country as defined in any applicable Tax treaty or convention between the United States and such foreign country.

(n) The Company has not incurred (or been allocated) an “overall foreign loss” as defined in Section 904(f)(2) of the Code which has not been previously recaptured in full as provided in Sections 904(f)(1) and/or 904(f)(3) of the Code.

(o) The Company is not a party to a gain recognition agreement under Section 367 of the Code.

(p) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law), (ii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iii) installment sale or other open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, or (v) any election made pursuant to Section 108(i) of the Code on or prior to the Closing Date.

(q) There are no Security Interests with respect to Taxes upon any of the assets or properties of the Company, other than with respect to Taxes not yet due and payable.

(r) Section 2.9(r) of the Company Disclosure Letter sets forth a complete and accurate list of all transfer pricing or similar agreements to which the Company is a party or by which any of its assets are bound. All related party transactions involving the Company have been conducted at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax Law. The Company has maintained documentation (including any applicable transfer pricing studies) in connection with any related party transactions in accordance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax Law.

(s) The Company has never made a “check-the-box” election under Section 7701 of the Code.

(t) The Company has not engaged in any “reportable transaction” as set forth in Treasury Regulation Section 1.6011-4(b) or “listed transaction” as set forth in Treasury

Regulation Section 301.6111-2(b)(2) or any analogous provision of state or local Law. The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

2.10 Assets.

(a) The Company is the true and lawful owner, and has good title to, all of the assets (tangible or intangible) purported to be owned by the Company, free and clear of all Security Interests. The Company has valid, legal, binding and enforceable leases (other than Leases which are addressed by Section 2.12) for all assets (tangible or intangible) purported to be leased by the Company, subject to the Bankruptcy and Equity Exception. Section 2.10(a) of the Company Disclosure Letter lists all leases for assets (tangible and intangible) of the Company. The Company owns or leases tangible assets sufficient for the conduct of its businesses as presently conducted and as presently proposed to be conducted. Each tangible asset is free from material defects, is in good operating condition and repair (subject to normal wear and tear).

(b) Section 2.10(b) of the Company Disclosure Letter lists individually (i) all fixed assets (within the meaning of GAAP) of the Company, indicating cost, accumulated book depreciation (if any) and the net book value of each such fixed asset as of the Most Recent Balance Sheet Date, and (ii) all other assets of a tangible nature (other than inventories) of the Company.

(c) The Company has not planned, and is not in need of material capital expenditures, during the twelve (12) month period following the date of this Agreement.

(d) The provisions of this Section 2.10 shall be deemed to exclude all matters covered by the provisions of Section 2.13.

2.11 Owned Real Property. The Company has no Owned Real Property.

2.12 Leases. Section 2.12 of the Company Disclosure Letter lists all Leases and lists the location of the real property covered by such Lease, the term of such Lease, any extension and expansion options, any security deposit and the rent payable thereunder. The Company has made available to Buyer complete and accurate copies of the Leases. With respect to each Lease:

(a) such Lease is legal, valid, binding, enforceable and in full force and effect subject to the Bankruptcy and Equity Exception;

(b) such Lease will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing subject to the Bankruptcy and Equity Exception;

(c) neither the Company nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or, to the knowledge of the Company, any other party under such Lease;

(d) there are no disputes, oral agreements or forbearance programs in effect as to such Lease;

(e) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold; and

(f) the Company has no knowledge of any Security Interest, easement, covenant or other restriction applicable to the real property subject to such Lease which would reasonably be expected to materially impair the current uses or the occupancy by the Company of the property subject thereto.

2.13 Intellectual Property.

(a) Section 2.13(a) of the Company Disclosure Letter lists all Company Registrations, in each case specifying the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, names of all current applicant(s) and registered owner(s), as applicable or, in the case of Company Registrations that are rights in domain names (“Company Domain Names”), in each case enumerating specifically the online registrar, names of the owner of such domain names set forth with the applicable registrar and the dates of expiration of each of such domain names with the applicable registrar. All assignments of Company Registrations to the Company have been properly executed and, to the extent applicable Law requires recordation of such assignments, recorded. All assignments of Company Domain Names to the Company have been properly filed with the applicable online registrar. To the knowledge of the Company, (i) all Company Registrations are valid and enforceable, (ii) all issuance, renewal, maintenance and other payments that are or have become due with respect to the Company Registrations have been timely paid by or on behalf of the Company, (iii) there are no material defects of form in the preparation or filing of the Company Registrations, (iv) and all applications in the Company Registrations are being diligently prosecuted. The Company has made available to the Buyer a copy of each pending application in the Company Registrations.

(b) There are no proceedings or actions before any Governmental Entity, including any inventorship challenge, opposition or nullity proceeding, reexamination, reissue or interference declared, pending, commenced or provoked, or to the knowledge of the Company threatened, with respect to any Patent Rights included in the Company Registrations. There are no proceedings or actions before any Governmental Entity, including any ownership challenges, oppositions, interferences, or cancellation proceedings declared, pending, commenced or provoked, or to the Company’s knowledge threatened, with respect to any Trademark included in the Company Registrations. The Company has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any similar foreign Governmental Entities with respect to all patent and trademark applications filed by or on behalf of the Company and has made no material misrepresentation in such applications, including without limitation any improper claim of small entity status. The Company has no knowledge of any information that would preclude the Company from having clear title to the Company Registrations or that would materially and adversely affect the validity or enforceability of any Company Registrations.

(c) Each item of Company Owned Intellectual Property will be owned by the Surviving Corporation and available for use by the Surviving Corporation immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing. Each item of Company Licensed Intellectual Property will be available for use by the Surviving Corporation immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing. The Company is the sole and exclusive owner of all Company Owned Intellectual Property, free and clear of any Security Interests. The Company Intellectual Property constitutes all Intellectual Property necessary to conduct the Company’s business in all material respects in the manner currently conducted and, to the Company’s knowledge, as currently contemplated to be conducted by the Company.

(d) Section 2.13(d)(1) of the Company Disclosure Letter lists all Software included in the Customer Offerings or Internal Systems and material Documentation related thereto in which the Company claims sole and exclusive ownership of the copyright. Section 2.13(d)(2) of the Company Disclosure Letter lists all third parties that have contributed or developed Company Source Code and the agreement(s) pursuant to which such third party contributed or developed such Company Source Code and the Company has made available to the Buyer a copy of each such agreement. For each item listed in Section 2.13(d)(1) of the Company Disclosure Letter, the Company has identified the location where the source code tree and Documentation is maintained by the Company or by any third party pursuant to an agreement with the Company and the Company has made available to the Buyer a copy of each such agreement. Each Person who has contributed to the development of the Software or Documentation included in the Customer Offerings or Internal Systems (solely with respect to Internal Systems that are listed in Section 2.13(d)(1) of the Company Disclosure Letter) has irrevocably assigned to the Company all rights, title and interest to such Software and Documentation pursuant to an agreement made available to the Buyer.

The Company has taken reasonable measures to protect the Intellectual Property in each item of Company Owned Intellectual Property, and has done so in a manner consistent with its obligations under all Open Source Licenses and other licenses under which the Company obtained a license to Company Licensed Intellectual Property, and (except with respect to Customer Offerings distributed under an Open Source License) has taken reasonable measures to maintain in confidence all trade secrets and confidential information comprising a part thereof. The Company has complied in all material respects with all applicable Privacy Laws and contractual requirements pertaining to information privacy and security. The Company has made available to the Buyer copies of all privacy and security policies adopted by the Company in connection with its operations. The Company has taken commercially reasonable steps to protect and maintain the confidential nature of all personal information provided to the Company in accordance with its applicable privacy and security policies. No complaint, claim or notice relating to improper collection, use or disclosure of, or breach in the security of, any such information has been made or, to the knowledge of the Company, threatened against the Company. The Company is not subject to any contractual requirements, privacy policies or other material legal obligations that, following the Closing, would prohibit the Buyer from receiving and using all such personal information collected by the Company. To the knowledge of the Company, there has been no: (i) unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of the Company, (ii) breach of the Company’s security procedures wherein confidential or proprietary information has been disclosed to a third party. The Company has complied with all applicable Open Source Licenses pertaining to Software Exploited in Customer Offerings or in Internal Systems and other licenses under which the Company obtained a license to Company Licensed Intellectual Property pertaining to Software Exploited in Customer Offerings or in Internal Systems. No complaint, claim or notice relating to compliance with any Open Source License or other license under which the Company obtained a license to Company Licensed Intellectual Property has been made or, to the knowledge of the Company, threatened against the Company.

(e) The Company has used commercially reasonable efforts to monitor the quality of all goods and services marketed, distributed, made available, sold, licensed, provided or delivered under each of its Trademarks and has maintained quality control measures adequate to ensure that no Trademarks that it has licensed to others shall be deemed to be abandoned.

(f) None of (i) the Customer Offerings or the Exploitation thereof by the Company, or by any reseller, distributor, customer or user thereof in a manner authorized by the Company, (ii) the Internal Systems or the Exploitation thereof by the Company or (iii) the other business activities of the Company, has infringed, violated or constituted a misappropriation of, or does or will (when Exploited or undertaken after the Closing by the Surviving Corporation or the Buyer in the same manner as Exploited or undertaken by the Company prior to the Closing) infringe, violate, or constitute a misappropriation of, directly or indirectly, any Intellectual Property of any third party. Section 2.13(f) of the Company Disclosure Letter lists any complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required), received by the Company alleging any such infringement, violation or misappropriation and any request or demand for indemnification, defense or reimbursement received by the Company from any reseller, distributor, customer, user or any other third party with respect to Intellectual Property; and the Company has made available to the Buyer copies of all such complaints, claims, notices, requests, demands or threats, as well as any legal opinions, studies, market surveys and analyses relating to any alleged or potential infringement, violation or misappropriation.

(g) To the knowledge of the Company, no Person is infringing, violating or misappropriating any Company Owned Intellectual Property or any Company Licensed Intellectual Property that is exclusively licensed to the Company. The Company has made available to the Buyer copies of all written correspondence, analyses, legal opinions, complaints, claims, notices, demands or threats concerning the infringement, violation or misappropriation of any Company Owned Intellectual Property or any Company Licensed Intellectual Property that is exclusively licensed to the Company.

(h) Section 2.13(h)(1)(i) of the Company Disclosure Letter identifies each license, covenant or other agreement (other than agreements licensing Customer Offerings using the Company’s standard form of software license agreement set forth in Section 2.13(h)(1)(ii) of the Company Disclosure Letter without material modification) pursuant to which the Company has assigned, transferred, licensed, distributed or otherwise granted any right or access to any Person, or covenanted not to assert any right, with respect to any past, existing or future Company Intellectual Property. The Company has not agreed to indemnify any Person against any infringement, violation or misappropriation of any Intellectual Property (except pursuant to agreements licensing Customer Offerings using the Company’s standard form of software license agreement set forth in Section 2.13(h)(1)(ii) of the Company Disclosure Letter without material modification). The Company has made available to the Buyer a copy of each license, covenant or agreement identified in Section 2.13(h)(1) and (2) of the Company Disclosure Letter. The Company is not a member of or party to any patent pool, industry standards body, Open Source Materials development project, trade association or other organization pursuant to which the Company is obligated to license any past, existing or future Intellectual Property to any Person. For each item set forth in Section 2.13(h)(3) of the Company Disclosure Letter, the Company has made available to the Buyer a copy of all relevant rules, obligations, or contractual commitments.

(i) Section 2.13(i)(1) of the Company Disclosure Letter identifies (i) each item of Company Licensed Intellectual Property and the agreement, license, grant, assignment or other contract or instrument pursuant to which the Company Exploits such item (excluding currently available, off-the-shelf software programs that are part of the Internal Systems and are licensed by the Company pursuant to “shrink wrap” or “click through” licenses, in either case the total fees associated with which are less than $5,000 in the aggregate), and the Customer Offering to which such item pertains, if any, and (ii) each agreement, license, grant, assignment or other contract or instrument pursuant to which the Company has obtained any joint or sole ownership interest in or to each item of Company Owned Intellectual Property. With the exception of the items disclosed in Section 2.13(i)(1) of the Company Disclosure Letter, no third party inventions, methods, services, materials, processes, Software or Documentation are included in or required to Exploit the Customer Offerings or Internal Systems. None of the (i) Customer Offerings or (ii) Internal Systems (solely with respect to (A) Internal Systems listed in Section 2.13(d) of the Company Disclosure Letter and (B) material Internal Systems) includes “shareware”, “freeware” or other Software or other material that was obtained by the Company from third parties other than pursuant to the license agreements listed in Section 2.13(i)(1) of the Company Disclosure Letter. Other than as set forth in Section 2.13(i)(2) of the Company Disclosure Letter, the Company does not have any obligation to pay any royalty or other payment to any Person relating to the Exploitation of any Customer Offering.

(j) The Company has not licensed, distributed or disclosed, and knows of no distribution or disclosure by others (including its employees and contractors) of, the source code for any Proprietary Software or of other confidential information constituting, embodied in or pertaining to such Proprietary Software (“Company Source Code”) to any Person, except pursuant to an agreement listed in Section 2.13(j) of the Company Disclosure Letter. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, nor will the consummation of the transactions contemplated hereby, result in the license, distribution or disclosure of such Company Source Code by the Company, any escrow agent or other Person to any third party.

(k) All of the Software and Documentation comprising, incorporated in or bundled with the Customer Offerings or Internal Systems listed in Section 2.13(d) of the Company Disclosure Letter (other than Software and Documentation listed on Section 2.13(i) or 2.13(l) of the Company Disclosure Letter and currently-available, off-the-shelf software programs that are part of the Internal Systems and are licensed by the Company pursuant to “shrink wrap” or “click through” licenses, in either case the total fees associated with which are less than $5,000 in the aggregate) have been designed, authored, tested and debugged by (i) regular employees of the Company within the scope of their employment; or (ii) independent contractors of the Company who have executed valid and binding agreements expressly assigning all right, title and interest in and to such materials to the Company, waiving or agreeing not to assert their non-assignable rights (including moral rights) in favor of the Company, and who have no residual claim to such materials. All right, title and interest in and to such materials obtained by the Company through such assignments and waivers are assignable and sublicensable (through any number of tiers) by the Company.

(l) Section 2.13(l)(1) of the Company Disclosure Letter lists all third party Open Source Materials and other Company Licensed Intellectual Property (“Third Party Materials”) that are embodied in, distributed with, required for the use of, referenced in or called to by the Customer Offerings, and describes the manner in which such Third Party Materials have been utilized, including whether and how the Third Party Materials have been modified and/or distributed by the Company, and identifies the license agreement applicable to each item of Third Party Materials. Except as disclosed in Section 2.13(l)(1) of the Company Disclosure Letter, the Company has not (i) incorporated Third Party Materials into, or combined Third Party Materials with, the Customer Offerings; or (ii) distributed Third Party Materials in conjunction with any other software developed or distributed by the Company. Except as disclosed in Section 2.13(l)(2) of the Company Disclosure Letter, the Company has not used Third Party Materials in a manner that creates, or purports to create, obligations for the Company with respect to the Customer Offerings or grants, or purport to grant, to any third party, any rights or immunities with respect to Intellectual Property (including using any Open Source Materials that require, as a condition of Exploitation of such Open Source Materials, that other Software incorporated into, derived from or distributed with such Open Source Materials be (a) disclosed or distributed in source code form, (b) licensed for the purpose of making derivative works, or (c) redistributable at no charge or minimal charge), and the use of the Customer Offerings does not require use of any Third Party Materials that would create (or purport to create) any such obligations or grant (or purport to grant) any such rights or immunities.

(m) Each employee and each independent contractor of the Company has, prior to performing any services for the Company, executed a valid and binding written agreement expressly assigning to the Company all right, title and interest in and to any ideas, materials, information, inventions (whether or not patentable), and works of authorship invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s work for the Company, and all Intellectual Property therein, and has waived or agreed not to assert all non-assignable rights (including moral rights) in favor of the Company, and who have no residual claim to such materials.

(n) The Customer Offerings are free from significant defects in design, workmanship and materials and conform in all material respects with all representations, warranties and other obligations of the Company relating thereto contained in all Contracts between the Company and resellers, distributors, customers and users of the Customer Offerings. The Customer Offerings do not contain any disabling device (including “time bombs”), virus, worm, back door, Trojan horse or other disruptive or malicious code that may, or is intended to, impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data. None of the Internal Systems contain or are affected by any disabling device (including “time bombs”), virus, worm, back door, Trojan horse or other disruptive or malicious code that may, or is intended to, impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data. The Company has not received any warranty claims, contractual terminations or requests for settlement or refund due to the failure of the Customer Offerings to meet their specifications or otherwise to satisfy end user needs, comply with any applicable written promises or warranties or for harm or damage to any third party. Section 2.13(n) of the Company Disclosure Letter lists all significant bugs or other defects (including material failures to conform to the written Documentation or specifications therefor) in the Customer Offerings of which the Company has knowledge.

(o) The Company has never sought, applied for or received any support, funding, resources or assistance from any Governmental Entity or quasi-governmental agency or funding source in connection with the Exploitation of the Customer Offerings, the Internal Systems or any facilities or equipment or personnel used in connection therewith. No third party, including any academic or governmental organization, possesses rights to the Company Owned Intellectual Property (other than rights under Open Source Licenses with respect to Customer Offerings distributed under such Open Source Licenses), which, if exercised, would allow such third party to sell, license, distribute or otherwise commercially exploit products or services using, incorporating or infringing such Company Owned Intellectual Property.

(p) Neither the Company nor, to the Company’s knowledge, any of its stockholders, is or has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could compel the Company to grant or offer, or result in the Company granting or offering, to any third party any license, covenant or right to any Company Owned Intellectual Property.

(q) Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to the Buyer by operation of law or otherwise of any agreements to which the Company is a party, will cause: (i) the Buyer, the Company or any Buyer Affiliate to grant to any third party any right to or with respect to any Intellectual Property owned by, or licensed to, any of the Buyer, any Buyer Affiliate or the Company; (ii) the Buyer, any Buyer Affiliate or the Company to be obligated to pay any royalties or other license fees with respect to Intellectual Property, Software or other technology in excess of those payable by the Company in the absence of this Agreement or the transactions contemplated hereby; or (iii) Buyer, any Buyer Affiliate or the Company to become subject to a non-competition or similar business restriction that it was not restricted by prior to the date of this Agreement.

2.14 Inventory. The Company does not maintain inventory that would be required to be included on a consolidated balance sheet of the Company prepared in accordance with GAAP.

2.15 Contracts.

(a) Section 2.15(a) of the Company Disclosure Letter lists the following Contracts to which the Company is a party, or by which it is bound, as of the date of this Agreement:

(i) any Contract (or group of related Contracts) for the lease of personal property from or to third parties providing for lease payments in excess of ten thousand dollars ($10,000) per annum or having a remaining term longer than twelve (12) months;

(ii) any Contract (or group of related Contracts) for the purchase or sale of products or for the furnishing or receipt of services (A) which calls for performance over a period of more than one year, (B) which requires the Company to pay or otherwise give consideration of more than the sum of twenty five thousand dollars ($25,000) over the term of the contract, (C) which cannot be canceled without payment or penalty in excess of five thousand dollars ($5,000), (D) in which the Company has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any products, services or territory or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party, (E) which does not limit the aggregate Liability of the Company to the aggregate amount paid to the Company pursuant to such Contract, (F) that requires either party to be liable for or pay liquidated or similar damages or (G) which does not explicitly exclude the payment of consequential damages;

(iii) any Contract concerning the establishment or operation of a partnership, joint venture or limited liability company;

(iv) any Contract (or group of related Contracts) under which it has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness (including capitalized lease obligations) or under which it has imposed (or may impose) a Security Interest on any assets (tangible or intangible) of the Company;

(v) any Contract for the disposition of any significant portion of the assets or business of the Company (other than sales of products in the Ordinary Course of Business) or any Contract for the acquisition of the assets or business of any other entity (other than purchases of inventory or components in the Ordinary Course of Business);

(vi) any Contract that purports to impose non-solicitation or noncompetition restrictions on the Company (including employees of the Company) or in favor of the Company;

(vii) any settlement, separation or similar Contract;

(viii) any Software escrow or similar Contract;

(ix) any employment or consulting Contract (excluding offer letters in the Company’ standard form with non-management employees that are terminable at will and do not provide severance, retention or change of control benefits);

(x) any agency, reseller, distribution or similar Contract;

(xi) any Contract involving any current officer, director or stockholder of the Company or any Affiliate thereof;

(xii) any Contract under which the consequences of a default or termination would reasonably be expected to have a Company Material Adverse Effect;

(xiii) any Contract which contains any provisions requiring the Company to indemnify any other party (excluding indemnities contained in Contracts for the purchase, sale or license of products entered into in the Ordinary Course of Business) (copies of which have been made available to the Buyer);

(xiv) any Contract with any Governmental Entity or any educational institution;

(xv) any broker, dealer, distributor, manufacturer’s representative, agent or sales promotion Contract;

(xvi) any Contract that purports on its face to bind any Affiliate of the Company in any way, including but not limited to, prohibiting such Affiliate from engaging in any business that they would have otherwise been permitted to engage in;

(xvii) any Contract that could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business of the Company or the Buyer or any of its Affiliates as currently conducted and currently proposed to be conducted;

(xviii) any Contract under which the Company is restricted from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business; and

(xix) any other Contract (or group of related Contracts) either involving more than twenty five thousand dollars ($25,000) or not entered into in the Ordinary Course of Business.

(b) The Company has made available to the Buyer a complete and accurate copy of each Contract listed in Section 2.13 or Section 2.15 of the Company Disclosure Letter. With respect to each Contract so listed: (i) the Contract is legal, valid, binding and enforceable and in full force and effect subject to the Bankruptcy and Equity Exception; (ii) the Contract will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing subject to the Bankruptcy and Equity Exception; and (iii) neither the Company nor, to the knowledge of the Company, any other party, is in breach or violation of, or default under, any such Contract, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or default by the Company or, to the knowledge of the Company, any other party under such Contract.

2.16 Accounts Receivable. All accounts receivable of the Company reflected on the Most Recent Balance Sheet (other than those paid since such date) are valid receivables subject to no setoffs or counterclaims and are current and collectible (within ninety (90) days after the date on which it first became due and payable), net of the applicable reserve for bad debts on the Most Recent Balance Sheet. A complete and accurate list of the accounts receivable reflected on the Most Recent Balance Sheet, showing the aging thereof, is included in Section 2.16 of the Company Disclosure Letter. All accounts receivable of the Company that have arisen since the Most Recent Balance Sheet Date are valid receivables subject to no setoffs or counterclaims and are collectible (within ninety (90) days after the date on which it first became due and payable), net of a reserve for bad debts in an amount proportionate to the reserve shown on the Most Recent Balance Sheet. The Company has not received any written notice from an account debtor stating that any account receivable is subject to any contest, claim or set-off by such account debtor.

2.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company.

2.18 Insurance. Section 2.18 of the Company Disclosure Letter lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company is a party, all of which are in full force and effect. There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, the Company is not liable for retroactive premiums or similar payments, and the Company is otherwise in compliance in all material respects with the terms of such policies. The Company has no knowledge of any threatened termination of, or premium increase with respect to, any such policy. Each such policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

2.19 Litigation. There is no Legal Proceeding which is pending or has been threatened in writing against the Company. There are no judgments, orders or decrees outstanding against the Company.

2.20 Warranties. No product or service manufactured, sold, leased, licensed or delivered by the Company is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than the applicable standard terms and conditions of sale, or lease or license of the Company, which are set forth in Section 2.20 of the Company Disclosure Letter. Section 2.20 of the Company Disclosure Letter sets forth the aggregate expenses incurred by the Company in fulfilling their obligations under their guaranty, warranty, right of return and indemnity provisions during each of the fiscal years and the interim period covered by the Financial Statements; and, to the knowledge of the Company there is no reason why such expenses be in excess of $25,000 in the twelve (12) month period following the Closing Date.

2.21 Employees.

(a) Section 2.21(a) of the Company Disclosure Letter contains a list of all employees of the Company, along with the position and the annual rate of compensation (and the portions thereof attributable to salary, bonus, commission and other compensation respectively) of each such employee. All accruals for, or commitments (whether oral or written) to pay, bonuses, commissions or similar payments to employees of the Company for the current or prior fiscal year are accurately reflected on the Financial Statements or are set forth on Section 2.21(a) of the Company Disclosure Letter. Each current and past employee and independent contractor of the Company has entered into a confidentiality and assignment of inventions agreement with the Company, a copy of which has been made available to Buyer. Section 2.21(a) of the Company Disclosure Letter contains a list of all employees of the Company who are a party to a non-competition and/or non-solicitation agreement with the Company; copies of such agreements have previously been made available to the Buyer. All of the Contracts referenced in the two preceding sentences will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

(b) The Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. The Company has no knowledge of any organizational effort made or threatened by or on behalf of any labor union with respect to employees of the Company.

(c) The Company has not breached or violated in any material respect any (i) Law respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such Law respecting employment discrimination, employee classification, workers’ compensation, family and medical leave, the Immigration Reform and Control Act and occupational safety and health requirements, or (ii) employment agreement; and no claims, controversies, investigations, audits or suits are pending or, to the Company’s knowledge, threatened, with respect to such Laws, regulations, or agreements, either by a private individual or by any Governmental Entity. All employees of the Company who are employed in the United States are employed on an at-will basis. To the knowledge of the Company, no key employee or group of employees has any plans to terminate employment with the Company.

(d) The Company has properly classified all of its service providers as either employees or independent contractors and with respect to employees as either exempt or non-exempt employees under applicable Law. The Company has withheld and paid to the appropriate Governmental Entities all amounts required to be withheld from compensation paid to their employees and no claim has been made against the Company or, to the knowledge of the Company, is currently threatened for any arrears of Taxes, penalties or other sums for failure to withhold and pay applicable Taxes. There is no claim against the Company with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to the Company’s knowledge, threatened by any current or former employees or independent contractors of the Company. All Persons who have performed services for the Company while classified as independent contractors have satisfied the requirements of Law to be so classified, and the Company has fully and accurately reported such independent contractor’s compensation on IRS Forms 1099 or other applicable Tax forms for independent contractors when required to do so.

(e) Section 2.21(e) of the Company Disclosure Letter sets forth a true, correct and complete list of all employees of the Company working in the United States who are not citizens or permanent residents of the United States, and indicates the immigration status of each individual and the date work authorization is scheduled to expire. All other Persons employed by the Company in the United States are citizens or permanent residents. Section 2.21(e) of the Company Disclosure Letter sets forth a true, correct and complete list and description of all expatriate Contracts that the Company has in effect with any employee, as well as all employment contracts and independent contractor arrangements covering any individuals providing services outside the United States. Each employee of the Company working in a country other than one of which such employee is a national has a valid work permit or visa enabling him or her to work lawfully in the country in which such individual is employed.

(f) Section 2.21(f) of the Company Disclosure Letter sets forth the policy of the Company with respect to accrued vacation (including carryover limits), accrued sick time, earned time off and the amount of such liabilities as of November 30, 2012.

(g) No employee or independent contractor of the Company is eligible to receive any payment or benefit (including acceleration of vesting) as a result of the transaction contemplated herein.

(h) There are no amounts or commitments (whether oral or in writing) of compensation outstanding (including bonuses, vacation pay and other liabilities accrued through the date hereof) to any employee or former employee of the Company (other than accrued amounts representing salary entitlements due for the current pay period or for the reimbursement of legitimate business expenses).

2.22 Employee Benefits. With respect, as applicable, to Benefit Plans and Benefit Arrangements:

(a) Section 2.22(a) of the Company Disclosure Letter contains a true, correct and complete list of all Company Benefit Plans and Company Benefit Arrangements. The Company has made available to Buyer true, complete and correct copies of the following documents with respect to each Company Benefit Plan and Company Benefit Arrangement, to the extent applicable: (i) all plan or arrangement documents, and the most recent written descriptions of all non-written agreements relating to any such plan or arrangement; (ii) the most recent Form 5500 or other comparable documents and any attached financial statements and those for any period commencing on or after December 31, 2007 and any related actuarial reports; (iii) summary plan descriptions, summaries of material modifications, and any prospectuses that describe the Company Benefit Plans or Company Benefit Arrangements; (iv) all reports received since December 31, 2008 from any Governmental Entity, third-party administrators, actuaries, investment managers, consultants or other independent contractors (other than individual account records or participant statements) or prepared by employees of the Company; (v) all notices the Internal Revenue Service (“IRS”), Department of Labor, or any other Governmental Entity issued pertaining to any Company Benefit Plan or any Company Benefit Arrangement; and (vi) employee manuals or handbooks containing personnel or employee relations policies.

(b) The Company has no Qualified Plans currently in operation. Each Company Benefit Plan and each Company Benefit Arrangement has been maintained in accordance with its constituent documents and with all applicable provisions of applicable Laws, including federal and state securities Laws and any reporting and disclosure requirements; with respect to each Company Benefit Plan, no transactions prohibited by Code Section 4975 or ERISA Section 406 and no breaches of fiduciary duty described in ERISA Section 404 have occurred; and no act or omission has occurred and no condition exists with respect to any Benefit Plan or Benefit Arrangement that could reasonably be expected to subject the Company to (i) any fine, penalty, tax or Liability of any kind imposed under ERISA or the Code or similar applicable state Law or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Benefit Plan or Benefit Arrangement.

(c) Neither the Company nor any of its ERISA Affiliates has ever maintained, sponsored or been required to contribute or had any Liability with respect to any plan subject to Title IV of ERISA.

(d) Each Company Benefit Plan and Company Benefit Arrangement is amendable and terminable unilaterally and with no further expense by the Company (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no Company Benefit Plan, Company Benefit Arrangement, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company or any successor from amending or terminating any such plans or arrangements. The investment vehicles used to fund the Company Benefit Plans and Company Benefit Arrangements may be changed at any time without incurring a material sales charge, surrender fee or other similar expense.

(e) There are no pending claims (other than routine benefit claims and proceedings with respect to qualified domestic relations orders) or lawsuits that have been asserted or instituted by, against or relating to, any Company Benefit Plans or Company Benefit Arrangements (including any such claim or lawsuit against any fiduciary of any such Company Benefit Plan or Company Benefit Arrangement), nor is there any basis for any such claim or lawsuit. No Company Benefit Plans or Company Benefit Arrangements are or have been under audit or examination (nor has notice been received of a potential audit or examination) by any Governmental Entity (including the IRS and the Department of Labor). No voluntary or required corrections procedures are in progress, under internal or governmental review, or contemplated, and no corrections procedures have been filed with any Governmental Entity since December 31, 2007.

(f) No Company Benefit Plan or Company Benefit Arrangement or other Contract, plan or arrangement covering any one or more individuals contains any provision or is subject to any Law that, as a result of the transactions or upon related, concurrent, or subsequent employment termination, would (i) increase, accelerate or vest equity or any other compensation or benefit, (ii) require severance, termination or retention payments, (iii) provide any term of employment or compensation guaranty (including salary, commissions or bonuses); (iii) trigger any Liabilities, (iii) forgive any Indebtedness, (iv) require or provide any payment or compensation subject to Section 280G of the Code (and no such payment or compensation has previously been made), (v) promise or provide any tax gross ups or indemnification, whether under Sections 280G or 409A of the Code or otherwise, or (vi) measure any values of benefits on the basis of any of the transactions contemplated hereby. No stockholder, equity owner, employee, officer, manager or director of the Company, and none of their respective Affiliates, has been promised or paid any bonus or incentive compensation related to the transactions contemplated hereby.

(g) The Company has paid all amounts it is required to pay as contributions to the Company Benefit Plans and Company Benefit Arrangements as of the date of this Agreement; all benefits accrued under any unfunded Company Benefit Plan or Company Benefit Arrangement will have been paid, accrued or otherwise adequately reserved in accordance with GAAP on a consistent basis with the Financial Statements as of the date of the Draft Closing Balance Sheet; the assets of each Company Benefit Plan that is funded are reported at their fair market value on the books and records of such Company Benefit Plan; no Company Benefit Plan that is subject to Part 4 of Title I of ERISA has assets that include securities issued by the Company or any ERISA Affiliate.

(h) All group health plans of the Company and its ERISA Affiliates comply in all material respects with the requirements of COBRA, Code Section 5000, the Patient Protection and Affordable Care Act (“PPACA”), the Health Insurance Portability and Accountability Act, and any other comparable domestic or foreign Laws; the Company does not provide benefits through a voluntary employee beneficiary association as defined in Code Section 501(c)(9); the Company has no Liability under or with respect to COBRA for its own actions or omissions or those of any predecessor other than to provide health care continuation coverage to qualified beneficiaries; and no employee, director or manager, or former employee, director or manager (or beneficiary of any of the foregoing) of the Company is entitled to receive any welfare benefits, including death or medical benefits (whether or not insured) beyond retirement or other termination of employment, other than as applicable Law or the terms of the Qualified Plan requires, and there have been no written or oral commitments inconsistent with the foregoing. Each medical plan subject to PPACA is grandfathered.

(i) Each Company Benefit Plan or Company Benefit Arrangement that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been operated since December 31, 2004 in compliance with then applicable guidance under Code Section 409A and has been documented in accordance with Code Section 409A since January 1,

2009. No stock option or stock appreciation right granted by the Company had an exercise or measurement price that was or may have been less than the fair market value of the underlying common stock or equity units (as the case may be) as of the date such option or right was granted, or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or right. The Company has made available to the Buyer all valuation or similar reports pertaining to the valuation of the Common Shares or other equity interests of the Company.

(j) There is no corporate-owned life insurance (COLI), split-dollar life insurance policy or any other life insurance policy on the life of any employee of the Company as to which the Company has any obligation, Liability, claim, or ownership interest.

2.23 Environmental Matters.

(a) The Company has complied in all material respects with all applicable Environmental Laws. There is no pending or, to the knowledge of the Company, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or written information request alleging potential liability of the Company by any Governmental Entity, relating to any Environmental Law involving the Company.

(b) Except as would not reasonably be expected to result in Liability to the Company, the Company has not released any Materials of Environmental Concern into the environment.

(c) The Company is not a party to or bound by any court order, administrative order, or consent order between the Company and any Governmental Entity entered into in connection with any legal obligation or Liability arising under any Environmental Law.

(d) To the Company’s knowledge, there are no environmental site assessments (whether in hard copy or electronic form) relating to premises currently or previously owned or operated by the Company.

(e) The Company has not received any written notice alleging Liability of the Company relating to any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company.

2.24 Legal Compliance.

(a) The Company is currently conducting, and has at all times conducted, its business in compliance in all material respects with all applicable Laws. The Company is currently conducting, and has at all times since its inception conducted, its business in compliance with and not in violation of any export control, trade embargo or anti-boycott provisions of any applicable Law and of any export license, registration or approval. The Company has not received any written notice or communication from any Governmental Entity alleging noncompliance with any applicable Law.

(b) The Company and its directors, officers, consultants, agents and employees have at all times fully complied with, and are currently in full compliance with, the UK Bribery Act of 2010, the Foreign Corrupt Practices Act of 1977 (“FCPA”) and any similar applicable Law and any other Laws dealing with bribery, extortion, and kickbacks, and Laws governing the offering or giving of gifts and gratuities or Anything of Value to commercial business partners or Public Officials (collectively, the “Anti-Corruption Laws”).

(c) Neither the Company, nor, to the knowledge of the Company, any director, officer, employee, agent, distributor, consultant, Affiliate, or other Person acting on behalf of the Company, has taken any action, either directly or indirectly, that would result in a violation of the Anti-Corruption Laws, including making, offering, authorizing, or promising any payment, contribution, gift, entertainment, bribe, rebate, kickback, or Anything of Value, regardless of form or amount, to any Public Official. The Company and its directors, officers, consultants, agents and employees have not, directly or indirectly, offered, promised, paid, authorized or given money or Anything of Value, directly or indirectly, to any Public Official for the purpose of: (A) influencing any act or decision of a Public Official; (B) inducing a Public Official to do or omit to do an act in violation of a lawful duty; (C) securing any improper business advantage; or (D) inducing the Public Official to influence the act or decision of a Governmental Entity, in order to obtain or retain business, or direct business to, any Person, to obtain a competitive advantage, to receive favorable treatment in obtaining or retaining business, or to compensate for favorable treatment already secured. Neither the Company, nor any director, officer, employee, agent, distributor, consultant, affiliate, or other Person acting on behalf of the Company has offered, paid, promised or authorized the payment or gift of Anything of Value to any Person, while knowing or being aware of a likelihood that such money or thing of value would be offered, paid, given or promised, to any Public Official or any commercial business partner for any purpose described in the immediately preceding sentence.

(d) Neither the Company, nor, to the knowledge of the Company, any director, officer, employee, agent, distributor, consultant, affiliate, or other Person acting on behalf of the Company, is, or has been, under administrative, civil, or criminal investigation, indictment, information, suspension, debarment, or audit (other than a routine contract audit) by any party, in connection with alleged or possible violations of the Anti-Corruption Laws. Neither the Company, nor, to the knowledge of the Company, any director, officer, employee, agent, distributor, consultant, affiliate, or other Person acting on behalf of the Company, has received notice from, or made a voluntary disclosure to, the U.S. Department of Justice or the U.S. Securities and Exchange Commission regarding alleged or possible violations of the Anti-Corruption Laws.

(e) The Parties agree that the only representations and warranties relating to compliance with Anti-Corruption Laws or export control Laws are set forth in this Section 2.24.

2.25 Customers and Suppliers. Section 2.25 of the Company Disclosure Letter sets forth a list of (i) each of the Company’s top twenty-five (25) customers for each of the last two (2) full fiscal years and the interim period from the end of the last full fiscal year to the Most Recent Balance Sheet Date and the amount of net revenue accounted for by each such customer during each such period and (ii) each of the Company’s suppliers to which the total amount paid by the Company to such supplier exceeded twenty five thousand dollars ($25,000) for either of the last two (2) full fiscal years or the interim period from the end of the last full fiscal year to the Most Recent Balance Sheet Date and the amount paid to such supplier during each such period and (iii) each supplier that is as of the date of this Agreement the sole supplier of any material product or service to the Company and the amount paid to such supplier during each such period. No such customer or supplier has indicated within the past year that it will stop, or decrease the rate of, buying products or services or supplying products or services, as applicable, to the Company. No unfilled customer order or commitment obligating the Company to process, manufacture or deliver products or perform services will result in a loss to the Company upon completion of performance.

2.26 Permits. Section 2.26 of the Company Disclosure Letter sets forth a list of all material Permits that are issued to or held by (and are material to) the Company. Such listed Permits are the only Permits that are required for the Company to conduct its business as presently conducted and as proposed to be conducted, other than Permits, the absence of which, individually and in the aggregate, are not material to the business or financial position or results of operations of the Company. Each such Permit is in full force and effect; the Company is in compliance with the terms of each such Permit; and, to the knowledge of the Company, no suspension or cancellation of such Permit is threatened. Each such Permit will continue in full force and effect immediately following the Closing.

2.27 Government Contracts.

(a) Section 2.27 of the Company Disclosure Letter lists each Government Contract or Bid to which the Company is a party. The Company has made available to the Buyer complete and accurate copies of each such Government Contract or Bid. With respect to each Government Contract or Bid to which the Company is a party, (A) the Company has complied with all terms and conditions; and (B) no money due to the Company has been, or has threatened to be withheld or set off, or if previously paid, refunded or recouped.

(b) The Company has not been and it not now being, audited or investigated by any Governmental Entity, or an inspector general, auditor or other Person with a similar function of any Governmental Entity nor, to the Company’s knowledge, has such audit or investigation been threatened.

(c) Within the past five (5) years, the Company has not received from a party to a Government Contract any written stop work order for which work has not resumed, cure notice, show cause notice or notice of termination concerning a Government Contract.

(d) No Governmental Entity, prime contractor, subcontractor or third party has asserted any claim, dispute or any other action for relief with respect to any Government Contract. The Company has not asserted any claim or any other action for relief nor has it initiated any dispute proceeding directly or indirectly against any Governmental Entity, prime contractor, subcontractor or other third party concerning any Government Contract.

(e) The Company has not received any written notice of, and to the knowledge of the Company, none of its directors, officers or employees is or for the last three years has been under, any administrative, civil or criminal investigation by any Governmental Entity relating to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract. The Company has no knowledge of any irregularity, misstatement or omission arising under or relating to any Government Contract.

(f) Neither the Company, nor, to the knowledge of the Company, any of its officers, directors, employees or Affiliates, is or for the last five years has been suspended or debarred from doing business by any Governmental Entity or declared nonresponsible or ineligible for government contracting; no suspension or debarment action has been commenced against the Company or, to the knowledge of the Company, any of its officers, directors, employees or Affiliates; and, to the knowledge of the Company, there are no facts or circumstances which would reasonably be expected to result in a suspension or debarment proceeding or a finding of nonresponsibility. The Company has not conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Entity, and to the knowledge of the Company, there has been no conduct that could lead to the imposition of criminal, civil, administrative or contractual liability for fraud, false claims or false certifications that would warrant such an investigation or disclosure.

(g) To the knowledge of the Company, the Company has not submitted to any Governmental Entity any inaccurate, untruthful, or misleading cost or pricing data, certification, Bid, proposal, report, claim, or other information relating to a Government Contract.

(h) No Bid bond remains outstanding relating to any Government Contract.

(i) Each of the Government Contracts to which the Company is a party has been issued, awarded or novated to the Company in the name of the Company.

2.28 Certain Relationships. No employee or Affiliate of the Company or any Immediate Family Member of any such employee or Affiliate (i) owns any property or right, tangible or intangible, which is used in the business of the Company, (ii) has any claim or cause of action against the Company, or (iii) owes any money to, or is owed any money by, the Company (other than compensation as an employee of the Company paid in the Ordinary Course of Business). To the Company’s knowledge, there are no Contracts by or among any Affiliates or employees of the Company or any Immediate Family Member of any such Affiliate or employee for the sale, acquisition, assignment or other transfer or disposition, issuance, proxy, pledge, voting or otherwise of any securities of the Company. Section 2.28 of the Company Disclosure Letter describes any commercial transactions or relationships between the Company and any employee or Affiliate thereof or Immediate Family Member of such employee or Affiliate which occurred or have existed since the beginning of the time period covered by the Financial Statements (other than the payment of compensation to employees paid in the Ordinary Course of Business).

2.29 Brokers’ Fees. The Company has no Liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

2.30 Books and Records. The minute books and other similar records of the Company contain complete and accurate records of all actions taken at any meetings of the Company’s stockholders, Board of Directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books and records of the Company accurately reflect in all material respects the assets, Liabilities, business, financial condition and results of operations of the Company and have been maintained in accordance with good business and bookkeeping practices. Section 2.30 of the Company Disclosure Letter contains a list of all bank accounts and safe deposit boxes of the Company and the names of Persons having signature authority with respect thereto or access thereto.

2.31 Information. The Company has made available to the Buyer all information requested by the Buyer pursuant to written requests made in connection with the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF

THE BUYER AND THE MERGER SUB

Each of the Buyer and Merger Sub represents and warrants to the Company that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

3.1 Organization and Corporate Power. Each of the Buyer and the Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the Buyer and the Merger Sub has all requisite corporate power and authority to carry on its respective business in which it is engaged and to own and use the properties owned and used by it.

3.2 Authorization of Transaction. Each of the Buyer and the Merger Sub has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements (to which it is a party) and to perform its obligations hereunder and thereunder. The execution and delivery by the Buyer and the Merger Sub of this Agreement and the Ancillary Agreements (to which each of them is a party) and the consummation by the Buyer and the Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer and the Merger Sub, respectively. This Agreement has been duly and validly executed and delivered by the Buyer and the Merger Sub and constitutes a valid and binding obligation of the Buyer and the Merger Sub, enforceable against them in accordance with its terms.

3.3 Noncontravention. Neither the execution and delivery by the Buyer and the Merger Sub of this Agreement or the Ancillary Agreements to which it is a party, nor the consummation by the Buyer and the Merger Sub of the transactions contemplated hereby or thereby, will (a) conflict with or violate any provision of the organizational documents of the Buyer or the Merger Sub, (b) require on the part of the Buyer or the Merger Sub any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any Contract to which the Buyer or the Merger Sub is a party or by which the Buyer or the Merger Sub is bound or to which any of their respective assets is subject, or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Buyer or the Merger Sub or any of their respective properties or assets.

3.4 Available Funds. The Buyer has, or has available to it, and will have at the Closing, all funds necessary to satisfy all of the Buyer’s obligations under this Agreement.

3.5 Litigation. There is no Legal Proceeding that is pending or has been threatened in writing against the Buyer or the Merger Sub that seeks to prevent the Buyer or the Merger Sub from consummating the transactions contemplated by this Agreement or the Ancillary Agreements (to which each of them is a party).

ARTICLE IV

COVENANTS

4.1 Closing Efforts. Each of the Parties shall use its Reasonable Best Efforts to take all actions and to do all things necessary, proper or advisable to (i) consummate the transactions contemplated by this Agreement on or before December 31, 2012 and (ii) if the transactions contemplated by this Agreement are not consummated on or before December 31, 2012, to consummate the transactions contemplated by this Agreement prior to a termination of this Agreement in accordance with Article VII, in each case including using its Reasonable Best Efforts to cause (i) its representations and warranties to remain true and correct in all material respects through the Closing Date, and (ii) the conditions to the obligations of the other Parties to consummate the transactions contemplated by this Agreement to be satisfied. In addition, the Company shall use its Reasonable Best Efforts to obtain an executed IPO Note and Termination and Release Agreement from each holder of an IPO Note.

4.2 Governmental and Third-Party Notices and Consents.

(a) Each Party shall use its Reasonable Best Efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such Party to consummate the transactions contemplated by this Agreement and to otherwise comply with all applicable Laws in connection with the consummation of the transactions contemplated by this Agreement.

(b) The Company shall use its Reasonable Best Efforts to obtain, at its expense, all such waivers, consents or approvals from third parties, and to give all such notices to third parties, as are required to be listed in the Company Disclosure Letter.

4.3 Stockholder Approval.

(a) The Company shall use its Reasonable Best Efforts to obtain, immediately following the execution and delivery of this Agreement, the Requisite Stockholder Approval, either at a special meeting of stockholders or pursuant to a written stockholder consent, all in accordance with the applicable requirements of the DGCL. In connection with such special meeting of stockholders or written stockholder consent, the Company shall provide to its stockholders (promptly after the date hereof) the Disclosure Statement, which shall include (A) a summary of the Merger and this Agreement (which summary shall include a summary of the terms relating to the indemnification obligations of the Company Holders, the escrow arrangements and the authority of the Holder Agent, and a statement that the adoption of this Agreement by the stockholders of the Company shall constitute approval of such terms), and (B) a statement that appraisal or dissenters’ rights are available for the Company Shares pursuant to Section 262 of the DGCL and a correct and complete copy of such Section 262. The Buyer agrees to reasonably cooperate with the Company in the preparation of the Disclosure Statement. The Company agrees not to distribute the Disclosure Statement until the Buyer has had a reasonable opportunity to review and comment on the Disclosure Statement and the Disclosure Statement has been approved by the Buyer (which approval may not be unreasonably withheld, conditioned or delayed). If the Requisite Stockholder Approval is obtained by means of a written consent, the Company shall send, pursuant to Sections 228 and 262(d) of the DGCL, a written notice to all stockholders of the Company that did not execute such written consent informing them that this Agreement and the Merger were adopted and approved by the stockholders of the Company and that appraisal rights are available for their Company Shares pursuant to Section 262 of the DGCL (which notice shall include a correct and complete copy of such Section 262), and shall promptly inform the Buyer of the date on which such notice was sent. The Company, acting through its Board of Directors, shall include in the Disclosure Statement the unanimous recommendation of its Board of Directors that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger.

(b) Concurrently with the distribution of the Disclosure Statement, the Company shall submit to a stockholder vote the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive any and all payments (or other benefits) that could reasonably be characterized as “parachute payments” under Section 280G(b) of the Code, in a manner that satisfies the stockholder approval requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder (the “280G Disclosure Statement”). Consistent with the requirements of Section 280G(b)(5)(B) and the Treasury Regulations, such vote shall establish the “disqualified individual’s” right to the payment, benefit or other compensation and the Company shall obtain any required waivers or consents from the disqualified individual prior to the vote. In addition, the Company shall provide adequate disclosure to all stockholders of all material facts concerning all payments that, but for such vote, could reasonably be characterized as “parachute payments” to a “disqualified individual” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and the Treasury Regulations promulgated thereunder. The vote set forth in this Section 4.3(b) is referred to herein as the “280G Vote”. At least five (5) business days prior to soliciting the 280G Vote and providing such required disclosure, the Company shall submit to the Buyer and its counsel for its reasonable review and approval (which approval may not be unreasonably withheld, conditioned or delayed) all documentation related to the 280G Vote. The Buyer and its counsel shall be provided copies of all documents executed by the Company Stockholders and disqualified individuals in connection with the 280G Vote.

4.4 Operation of Business. Except as required by this Agreement, during the period from the date of this Agreement until the earlier of the Closing or a termination of this Agreement pursuant to Article VII, the Company shall conduct its operations in the Ordinary Course of Business and in compliance with all applicable Laws and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact its current business organization, keep its physical assets in good working condition, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, during the period from the date of this Agreement until the Closing, the Company shall not, except as required by this Agreement or with the prior written consent of the Buyer:

(a) issue or sell any stock or other securities of the Company or any options, warrants or rights to acquire any such stock or other securities (except pursuant to the exercise of Options or Warrants outstanding on the date hereof), or amend any of the terms of (including the vesting of) any Options or restricted stock or Warrants, or other equity compensation agreements, or repurchase or redeem any stock or other securities of the Company (except from former employees, directors or consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of employment with or services to the Company);

(b) split, combine or reclassify any shares of its capital stock; or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(c) create, incur or assume any Indebtedness (including obligations in respect of capital leases); assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person or entity; or make any loans, advances or capital contributions to, or investments in, any other Person or entity;

(d) enter into, adopt, amend, or terminate any Benefit Plan or Benefit Arrangement or any employment or severance agreement or arrangement of the type described in Section 2.22(f) or (except for normal increases in the Ordinary Course of Business for employees who are not Affiliates) increase in any manner the compensation or fringe benefits of, or materially modify the employment terms of, its directors, officers or employees, generally or individually, or pay any bonus or other benefit to its directors, officers or employees (except for existing payment obligations listed in Section 2.22(a) of the Company Disclosure Letter) or hire any new officers or, other than in the Ordinary Course of Business, any new employees or grant any awards under any bonus, incentive, equity, performance, or other compensation plan or arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan or Company Benefit Arrangement;

(e) acquire, sell, lease, license or dispose of any assets or property, other than licenses of Customer Offerings in the Ordinary Course of Business using the Company’s standard form of software license agreement made available to the Buyer;

(f) mortgage or pledge any of its property or assets or subject any such property or assets to any Security Interest;

(g) discharge or satisfy any Security Interest or pay any obligation or Liability other than in the Ordinary Course of Business;

(h) amend its charter, bylaws or other organizational documents;

(i) change its accounting methods, principles or practices, except insofar as may be required by a generally applicable change in GAAP;

(j) make or change any Tax election, change an annual accounting period, file any amended Tax Return, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, settle or compromise any Tax liability, claim or assessment, surrender any right to claim a refund of Taxes, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(k) enter into, amend, terminate, take or omit to take any action that would constitute a violation of or default under, or waive any rights under, any contract or agreement of a nature required to be listed in Section 2.12, Section 2.13 or Section 2.15 of the Company Disclosure Letter;

(l) make prior to the Closing, or commit to prior to or following the Closing, any capital expenditure in excess of ten thousand dollars ($10,000) per item or fifty thousand dollars ($50,000) in the aggregate;

(m) institute or settle any Legal Proceeding;

(n) shorten or lengthen the customary payment cycles for any of its payables or receivables;

(o) take any action or fail to take any action permitted by this Agreement that would result in (i) any of the representations and warranties of the Company set forth in this Agreement becoming untrue or (ii) any of the conditions to the Closing set forth in Article V not being satisfied; or

(p) agree in writing or otherwise to take any of the foregoing actions.

4.5 Access to Information. From the date of this Agreement until the earlier of the Closing or a termination of this Agreement pursuant to Article VII, the Company shall permit representatives of the Buyer to have full access (at all reasonable times, upon reasonable prior notice, subject to reasonable security precautions and in a manner so as not to interfere with the normal business operations of the Company) to all premises, properties, financial, tax and accounting records (including the work papers of the Company’s independent accountants), contracts, other records and documents, and personnel, of or pertaining to the Company.

4.6 Notice of Breaches.

(a) From the date of this Agreement until the earlier of the Closing or a termination of this Agreement pursuant to Article VII, the Company shall promptly deliver to the Buyer supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation, warranty or statement of the Company in this Agreement or the Company Disclosure Letter inaccurate or incomplete in any material respect at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or the Company Disclosure Letter.

(b) From the date of this Agreement until earlier of the Closing or a termination of this Agreement pursuant to Article VII, the Buyer shall promptly deliver to the Company supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation or warranty of the Buyer in this Agreement inaccurate or incomplete in any material respect at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation or warranty in this Agreement.

4.7 Exclusivity.

(a) From and after the date hereof, until the earlier of the Closing or the termination of this Agreement in accordance with Article VII (the “Exclusive Period”), the Company shall not (i) authorize, direct or permit any of its or their respective directors, officers, affiliates, employees, attorneys, accountants, investment bankers or advisors (“Representatives”) or finders, brokers, representatives or other agents or intermediaries (“Other Intermediaries”), or authorize, direct or cause any other Company Holder (other than Representatives and Other Intermediaries) (an “Other Company Stockholder”), to take any action to directly or indirectly solicit, initiate, seek, encourage, facilitate, approve, endorse, recommend or respond to any inquiry, proposal, or offer (whether formal or informal, written, oral or otherwise) from, or participate in any discussions or negotiations with, any third party regarding any (A) direct or indirect acquisition or sale of the Company in whole or in part, (B) merger, consolidation, reorganization, recapitalization, liquidation, dissolution or other business combination or extraordinary corporate transaction involving the Company, (C) acquisition, disposition or listing on any securities exchange of any portion of the stock or voting power of the Company (whether by sale, assignment, issuance, proxy, pledge, encumbrance or otherwise, other than the issuance of shares of Company capital stock upon exercise or conversion of options, warrants or other equity-based securities issued prior to the date of this Agreement), or (D) acquisition or disposition of any material asset or material portion of the assets of the Company (whether by sale, assignment, option, license, pledge, encumbrance, or otherwise, other than bona fide sales and nonexclusive licenses of products to customers in the Ordinary Course of Business) (any such transaction described in clauses (A), (B), (C) or (D) of this Section 4.7(a)(i) being a “Third Party Acquisition”); (ii) furnish any non-public information concerning the business, properties or assets of the Company or division of the Company to any other Person (other than the Buyer and its Representatives); or (iii) engage in discussions or negotiations with any Person (other than the Buyer and its Representatives) concerning any Third Party Acquisition. The Company agrees that any such discussions or negotiations in progress as of the date of this Agreement shall be immediately terminated and that in no event shall the Company approve, accept or enter into an agreement concerning any Third Party Acquisition during the Exclusive Period. During the Exclusive Period, the Company shall not authorize, direct or permit any of its or their respective Representatives or Other Intermediaries or authorize, direct or cause any Other Company Stockholder to continue or participate in any negotiations or discussions with any Person for the purpose of effecting an acquisition of, joint venture with or strategic investment in any other Person or business. Notwithstanding the foregoing, before the Requisite Stockholder Approval has been obtained, the Company may furnish non-public information concerning the business, properties or assets of the Company to another Person and may engage in discussions or negotiations with such Person, if (x) the Company receives a proposal that constitutes, or is reasonably expected by the Board of Directors to lead to, a Superior Proposal, (y) the Company first executes with such Person a confidentiality agreement with terms no less favorable to the Company, and no less restrictive to such Person, than those contained in that certain Confidentiality Agreement between the Company and the Buyer dated October 16, 2012, as amended, and (z) the Board of Directors concludes, in good faith after consultation with the Company’s outside legal counsel, that the fiduciary duties of the Board of Directors require the Company to engage in such discussions. Notwithstanding anything to the contrary herein, the Board of Directors may modify and/or withdraw any recommendation to the stockholders with respect to adoption and approval of the Merger pursuant to Section 4.3(a) in response to a Superior Proposal that did not result from or arise in connection with a breach of this Section 4.7, if the Board of Directors concludes, in good faith, after consultation with the Company’s outside legal counsel, that failure to take such action would or would be reasonably likely to be a breach of its fiduciary duties to the Company’s stockholders under applicable Law. Notwithstanding the foregoing, if the Company makes a determination under the final sentence of Section 4.7(a) above that it is permitted to furnish non-public information and/or engage in discussions or negotiations with another Person, the Company shall (i) immediately notify the Buyer in writing of such determination and the basis therefor prior to engaging in any such discussions or negotiations (and thereafter keep the Buyer informed, on a reasonably current basis, of the status of such discussions or negotiations and the terms being discussed or negotiated), and (ii) immediately furnish a copy of such information to the Buyer promptly after furnishing such information to such other Person.

(b) If the Company receives any inquiry, proposal or offer of the nature described in Section 4.7(a), the Company shall, within four (4) hours after such receipt, notify the Buyer of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer.

4.8 Expenses. Except as otherwise expressly set forth herein, each of the Parties shall bear its own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.

4.9 FIRPTA Tax Certificate. Prior to the Closing, the Company shall deliver or cause to be delivered to the Buyer a certification that the Company Shares and the Warrants are not United States real property interests as defined in Section 897(c) of the Code together with a notice to the IRS, in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code. If the Company has not provided the certification and notice described above to the Buyer on or before the Closing Date, the Buyer shall be permitted to withhold from the payments to be paid pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.

4.10 Director and Officer Indemnification.

(a) During the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time:

(i) to the fullest extent permitted by applicable Law, the Surviving Corporation shall, and the Buyer shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to each indemnification agreement that is set forth on Schedule 4.10.

(ii) provided that that the Company shall have paid all premiums for any directors’ and officers’ insurance tail policy prior to the Closing, the Surviving Corporation shall not, and the Buyer shall cause the Surviving Corporation not to, terminate or amend any tail policy of directors’ and officers’ insurance purchased by the Company prior to the date hereof and made available to the Buyer prior to the date hereof.

(iii) the Buyer shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions with respect to exculpation and indemnification and advancement of expenses that are at least as favorable (taken as a whole) to the Company Indemnified Parties as those contained in the Amended and Restated Certification of Incorporation or Bylaws of the Company (as in effect on the date of this Agreement), which provisions will not be amended, repealed or otherwise modified in any matter that would materially and adversely affect the rights thereunder of Company Indemnified Parties.

(b) This Section 4.10 shall survive the consummation of the Merger and the Effective Time, and shall be binding on the Buyer, the Surviving Corporation and their respective successors and assigns.

4.11 Certain Tax Matters.

(a) Transfer Taxes. The Indemnifying Securityholders shall be responsible for the payment of any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including any notary fees) (collectively, “Transfer Taxes”) arising in connection with the consummation of the transactions contemplated by this Agreement. Each Company Holder will file all necessary Tax Returns and other documentation applicable to such Company Holder with respect to all such Transfer Taxes and, if required by applicable Law, the Buyer will join in the execution of any such Tax Returns and other documentation.

(b) Tax Indemnification by the Indemnifying Securityholders. The Indemnifying Securityholders shall, severally and not jointly, indemnify and hold harmless the Buyer, the Company, any Subsidiary, and any successors thereto or Affiliates thereof in respect of and against (i) the failure to perform any covenant or agreement set forth in this Section 4.11, and (ii) without duplication, the following Taxes to the extent such Taxes are not accounted for in determining Final Adjusted Working Capital: (A) any and all Taxes due and payable by the Company for any taxable period that ends (or is deemed pursuant to Section 4.11(c) to end) on or before the Closing Date; (B) any Taxes for which the Company has any liability under Treasury Regulations Section 1.1502-6 or under any comparable or similar provision of state, local or foreign Laws as a result of being a member of an affiliated, consolidated, combined, unitary or similar group on or prior to the Closing Date; (C) any liability of the Company for Taxes of another Person as transferee or successor, pursuant to any contractual obligation or otherwise, which Tax is related to the operations of the Company on or prior to the Closing Date or an event or transaction occurring before the Closing; and (D) any Transfer Taxes arising in connection with the consummation of the transactions contemplated by this Agreement whether levied on the Buyer, the Company or any of their respective Affiliates.

(c) Allocation of Certain Taxes.

(i) If the Company is permitted, but not required, under applicable federal, state, local or foreign Tax Laws to treat the Closing Date as the last day of a taxable period, such day shall be treated as the last day of a taxable period. If the Company is not permitted to treat the Closing Date as the last day of a taxable period, then any taxable period that begins before and ends after the Closing Date shall be deemed to be two separate taxable periods consisting of (A) one taxable period ending on the Closing Date and (B) another taxable period beginning the day after the Closing Date and ending at the end of the taxable period.

(ii) The portion of Taxes for a taxable period beginning on or before and ending after the Closing Date allocable to the portion of such period ending on the Closing Date shall be deemed to equal (i) in the case of Taxes that (x) are based upon or related to income or receipts or (y) are imposed in connection with any sale or other transfer or assignment of property, other than Transfer Taxes described in Section 4.11(a), the amount which would be payable if the taxable year ended with the Closing Date, and (ii) in the case of other Taxes imposed on a periodic basis (including property Taxes), the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period. For purposes of computing the Taxes attributable to the two portions of a taxable period pursuant to this Section 4.11(c)(ii), the amount of any item that is taken into account only once for each taxable period (e.g., the benefit of graduated tax rates, exemption amounts, etc.) shall be allocated between the two portions of the period in proportion to the number of days in each portion.

(d) Termination of Tax-Sharing Agreements. All Tax sharing agreements or similar arrangements with respect to or involving the Company shall be terminated prior to the Closing Date and, after the Closing Date, the Buyer and its Affiliates shall not be bound thereby or have any liability thereunder for amounts due in respect of periods ending on or before the Closing Date.

(e) Scope of Section 4.11. Any claim by any Party relating to a breach by another Party of their obligations under this Section 4.11 shall be pursued in accordance with the procedures for indemnification claims, and shall otherwise be subject to the terms and conditions, set forth in Article VI. Notwithstanding the foregoing or any other term or condition of Article VI, to the extent there is any inconsistency between the terms of Article VI and this Section 4.11 with respect to Taxes, the provisions of Section 4.11 shall govern.

4.12 Repayment of Company Debt. At or prior to the Closing, the Company shall have taken all actions necessary for the repayment or prepayment of all Indebtedness existing as of the Closing, including the preparation of all documentation and the provision of all endorsements required or reasonably necessary therefor, and arranging for the release of all liens, financing statements or other security interests relating thereto (including taking all actions necessary such that UCC-2 or UCC-3 termination statements, as applicable, have been filed with respect to any UCC-1 financing statement filed in respect of the Company’s assets).

ARTICLE V

CONDITIONS TO CLOSING

5.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions:

(a) the Requisite Stockholder Approval shall have been obtained; and

(b) no Governmental Entity shall have enacted, issued, promulgated or enforced any applicable Law, and no applicable Law, shall make, or have the effect of making, the consummation of the Merger illegal.

5.2 Conditions to Obligations of the Buyer. The obligation of the Buyer to consummate the transactions completed by this Agreement is subject to the satisfaction (or waiver by the Buyer) of the following additional conditions:

(a) the Company shall have obtained at its own expense (and shall have provided copies thereof to the Buyer) all of the terminations, waivers, releases, permits, consents, approvals or other authorizations, and effected all of the registrations, filings and notices, in each case as set forth in Schedule 5.2(a), all of which shall be in full force and effect;

(b) the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (other than any such representations and warranties expressly made as of another date, which shall be true and correct as of such other date);

(c) the Company shall have performed or complied with in all respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(d) no Legal Proceeding shall be pending or threatened wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement, or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(e) no Legal Proceeding that was not filed, instituted or otherwise in effect on the date hereof shall have been filed or otherwise instituted, or threatened in writing, against the Company;

(f) the Company shall have delivered the Company Compliance Certificate to the Buyer;

(g) the Buyer shall have received copies of the resignations, effective as of the Closing, of each director and officer of the Company and (other than any such resignations which the Buyer designates, by written notice to the Company, as unnecessary);

(h) each of the Persons listed on Schedule 5.2(h) shall have executed and delivered to the Company a Non-Competition Agreement, and each such Non-Competition Agreement shall be in full force and effect, subject only, as a condition subsequent, to the occurrence of the Effective Time;

(i) (A) each of the Persons listed on Schedule 5.2(i)(1) and (B) at least 80% of the Persons listed on Schedule 5.2(i)(2), in each case shall have executed and delivered to the Buyer a retention agreement and shall be employed by the Company as of the Closing Date, and each such retention agreement shall be in full force and effect, subject only, as a condition subsequent, to the occurrence of the Effective Time;

(j) the Company and the Holder Agent shall have executed and delivered the Escrow Agreement to the Buyer, and Escrow Agreement shall be in full force and effect, subject only, as a condition subsequent, to the occurrence of the Effective Time;

(k) the 280G Vote shall have occurred;

(l) demands for appraisal rights pursuant to Section 262 of the DGCL shall not have been made and not effectively withdrawn or forfeited prior to the Effective Time by holders of more than two percent (2%) of the number of outstanding Common Shares as of the Effective Time (calculated after giving effect to the conversion of all of the issued and outstanding Preferred Shares into Common Shares);

(m) no Company Material Adverse Effect shall have occurred, and no event or circumstance shall have occurred or arisen that could reasonably be expected to result in a Company Material Adverse Effect;

(n) each holder of a Warrant shall have executed and delivered a Warrant Termination Agreement and each such Warrant Termination Agreement shall be in full force and effect, subject only, as a condition subsequent, to the occurrence of the Effective Time;

(o) the vesting of each Option and all other unvested equity securities shall have been accelerated such that all shares underlying such Option or equity security shall be fully vested prior to the Effective Time and all actions required or advisable for the cancellation of all Options and the termination of each Stock Plan at the Effective Time shall have been taken;

(p) holders of a majority of the outstanding principal amount of the IPO Notes shall have executed and delivered an IPO Note Termination and Release Agreement and each such IPO Note Termination and Release Agreement shall be in full force and effect, subject only, as a condition subsequent, to the occurrence of the Effective Time;

(q) each holder of a Founder Warrant shall have executed and delivered a Founder Termination Agreement and each such Founder Warrant Agreement shall be in full force and effect, subject only, as a condition subsequent, to the occurrence of the Effective Time;

(r) the Buyer shall have received such other certificates, instruments and documents as it shall reasonably request in connection with the Closing (including certificates of good standing of the Company in its jurisdiction of organization and each of the jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions, copies of releases or termination of liens, financing statements or other security interests with respect to Indebtedness); and

(s) the matters set forth in Schedule 5.2(s).

5.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following additional conditions:

(a) the representations and warranties of the Buyer and the Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties expressly made as of another date, which shall be true and correct as of such other date);

(b) the Buyer shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(c) no Legal Proceeding shall be pending or threatened in writing wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

(d) the Buyer shall have executed and delivered the Escrow Agreement to the Company, and the Escrow Agreement shall be in full force and effect, subject only, as a condition subsequent, to the occurrence of the Effective Time; and

(e) the Buyer shall have delivered the Buyer Compliance Certificate to the Company.

ARTICLE VI

SURVIVAL AND INDEMNIFICATION

6.1 Survival.

(a) All representations and warranties of the Company shall (a) survive the Closing and (b) shall expire at 11:59 p.m. Eastern time on the date that is twenty-four (24) months following the Closing Date, except as otherwise provided in this Section 6.1 and except that the representations and warranties set forth in Section 2.1 (Organization, Qualification and Corporate Power), Section 2.2 (Capitalization), Section 2.3 (Authorization of Transaction) and Section 2.30 (Broker’s Fees) shall survive the Closing without limitation. If an Indemnified Party delivers to the Holder Agent, before expiration of a representation or warranty, a Claim Notice based upon a breach of such representation or warranty, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of any claims arising from or related to the matter covered by such Claim Notice. If the Legal Proceeding or claim with respect to which a Claim Notice has been given is definitively withdrawn or resolved in favor of the Indemnified Party, the Indemnified Party shall promptly so notify the Holder Agent; and if the Indemnified Party has delivered a copy of the Claim Notice to the Escrow Agent and funds have been retained in the Escrow Fund after the Termination Date (as defined in the Escrow Agreement) with respect to such Claim Notice, the Holder Agent and the Indemnified Party shall promptly deliver to the Escrow Agent a written notice executed by both parties instructing the Escrow Agent to disburse such retained funds to the Indemnifying Securityholders in accordance with the terms of the Escrow Agreement. The rights to indemnification set forth in this Article VI shall not be affected by (i) any investigation conducted by or on behalf of an Indemnified Party or any knowledge acquired (or capable of being acquired) by an Indemnified Party, whether before or after the date of this Agreement or the Closing Date or (ii) any waiver by an Indemnified Party of any closing condition.

(b) All covenants and agreements of the Company shall survive the Closing and shall continue in effect in accordance with their terms.

(c) The indemnification obligations of the Indemnifying Securityholders set forth in Sections 6.2 (c)-(i), inclusive, shall survive indefinitely.

6.2 Indemnification by the Indemnifying Securityholders. The Indemnifying Securityholders shall, severally (in accordance with each such Indemnifying Securityholder’s Pro Rata Portion) and not jointly, indemnify the Indemnified Parties in respect of, and hold the Indemnified Parties harmless against, any and all Damages paid, incurred, sustained or suffered by any Indemnified Party resulting from, relating to or constituting:

(a) any breach of any representation or warranty of the Company contained in this Agreement or the Company Disclosure Letter, either when made as of the date of this Agreement or immediately prior to the Closing as though made immediately prior to the Closing, or in any of the Ancillary Agreements to which the Company or the Surviving Corporation is a party, or in any certificate or instrument delivered by the Company to the Buyer pursuant to this Agreement;

(b) any breach or nonperformance of or noncompliance with any covenant, agreement or other obligation of the Company contained in or arising out of this Agreement or any of the other Ancillary Agreement to which the Company or Surviving Corporation is a party;

(c) any failure of any Company Holder to have good and valid title to the issued and outstanding Company Shares or issued and outstanding Warrants issued in the name of such Company Holder, free and clear of all Security Interests;

(d) any Indebtedness of the Company and Company Holder Transaction Costs to the extent not (i) reflected in the adjustments to the Merger Consideration pursuant to Section 1.5 or (ii) paid by the Company prior to the Closing;

(e) any claim by a stockholder of the Company, former stockholder of the Company, current or former holder of any other equity interests of the Company, or any other Person, seeking to assert, or based upon (i) ownership or rights to ownership of equity interests in the Company; (ii) any rights of an equityholder, including any option, preemptive rights or rights to notice or to vote (other than the right to receive the Merger Consideration pursuant to this Agreement and the Merger Consideration Allocation Spreadsheet); (iii) any ownership rights under the governing documents of the Company, or any other Contract between any Person and the Company; (iv) any repurchase, redemption or other acquisition by the Company of any Company Shares or other equity interests in the Company or (v) any claim that the Company Shares were wrongfully purchased by the Buyer or that the Buyer failed to purchase any equity interest of the Company;

(f) any breaches by the Holder Agent of the covenants and agreements of the Holder Agent contained in this Agreement following the Closing Date;

(g) any claims or Damages arising from, relating to or in connection with appraisal rights made by holders of Company Shares under the DGCL to the extent that the Damages exceed the amount that such holders of Company Shares would have otherwise received under this Agreement;

(h) any Final AWC Deficiency; and

(i) any matter referred to on Schedule 6.2(i).

The Buyer, the Company and the Indemnifying Securityholders acknowledge and agree that such Damages, if any, would relate to unresolved contingencies existing at the Closing, which if resolved prior to the Closing would have led to a reduction in the aggregate consideration to be paid to the Company Holders.

6.3 Indemnification Claims.

(a) An Indemnified Party shall give written notification to the Holder Agent of the commencement of any Third Party Action. Such notification shall be given within thirty (30) days after receipt by the Indemnified Party of notice of such Third Party Action, and shall describe in reasonable detail (to the extent known by the Indemnified Party) the facts constituting the basis for such Third Party Action and the amount of the claimed Damages; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Holder Agent shall relieve the Indemnifying Securityholders of any liability or obligation hereunder except to the extent of any Damages caused by or arising out of such delay or failure. Within thirty (30) days after delivery of such notification, the Holder Agent may, upon written notice thereof to the Indemnified Party, assume the control of the defense of such Third Party Action with counsel reasonably satisfactory to the Indemnified Party; provided that the Holder Agent may only assume the control of such defense if (A) the Holder Agent acknowledges in writing to the Indemnified Party that any Damages that may be assessed against the Indemnified Party in connection with such Third Party Action constitute Damages for which the Indemnified Party shall be indemnified pursuant to this Article VI, (B) the Third Party Action is asserted by a Person other than a Governmental Entity and is solely for monetary damages (and not for punitive, exemplary or similar damages, treble damages or other damages in excess of actual damages), and does not seek a declaratory judgment, injunctive relief or specific performance, (C) the Person asserting a Third Party Action is not a customer, supplier or strategic partner of any Indemnified Party, (D) the total amount of Damages that may be awarded with respect to such claims does not exceed the then Available Escrow Fund and (E) the Third Party Action does not involve Taxes, infringement, violation or misappropriation of Intellectual Property or criminal Liability. If the Holder Agent does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Indemnified Party shall control such defense. The Non-controlling Party may participate in such defense at its own expense. The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action. The fees and expenses of counsel to the Indemnified Party with respect to a Third Party Action shall be considered Damages for purposes of this Agreement if (i) the Indemnified Party controls the defense of such Third Party Action pursuant to the terms of this Section 6.3(a) or (ii) the Holder Agent assumes control of such defense and the Indemnified Party reasonably concludes that the Indemnifying Securityholders and the Indemnified Party have conflicting interests or different defenses available with respect to such Third Party Action. Neither the Holder Agent nor the Indemnifying Securityholders shall agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Indemnified Party which consent shall not be unreasonably withheld, conditioned or delayed. The Indemnified Party shall be entitled to agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action in its sole discretion; provided, however that the Holder Agent shall be entitled to dispute (x) that such Third Party Action constituted a claim for which an Indemnified Party is entitled to indemnification pursuant to this Article VI and/or (y) the amount of indemnifiable Damages subject to such Third Party Action.

(b) In order to seek indemnification under this Article VI, an Indemnified Party shall deliver a Claim Notice to the Holder Agent. If the Indemnified Party is the Buyer, the Buyer shall deliver a copy of the Claim Notice to the Escrow Agent.

(c) Within thirty (30) days after delivery of a Claim Notice, the Holder Agent shall deliver to the Indemnified Party a Response, in which the Holder Agent shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case, subject to Section 6.4(c), the Holder Agent and the Indemnified Party shall deliver to the Escrow Agent, within three (3) days following the delivery of the Response, a written notice executed by the Holder Agent and the Indemnified Party instructing the Escrow Agent to disburse the Claimed Amount from the Escrow Fund to the Buyer), (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount (in which case, subject to Section 6.4(c), the Holder Agent and the Indemnified Party shall deliver to the Escrow Agent, within three (3) days following the delivery of the Response, a written notice executed by the Holder Agent and the Indemnified Party instructing the Escrow Agent to disburse the Agreed Amount from the Escrow Fund to the Buyer) or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

(d) During the thirty (30)-day period following the delivery of a Response that reflects a Dispute, the Holder Agent and the Indemnified Party shall use good faith efforts to resolve the Dispute.

(e) Notwithstanding the other provisions of this Section 6.3, if a third party asserts (other than by means of a lawsuit) that an Indemnified Party is liable to such third party for a monetary or other obligation which may constitute or result in Damages for which such Indemnified Party may be entitled to indemnification pursuant to this Article VI, and such Indemnified Party reasonably determines that it has a valid business reason to fulfill such obligation, then (i) such Indemnified Party shall be entitled to satisfy such obligation, without prior notice to or consent from the Holder Agent or the Indemnifying Securityholders, (ii) such Indemnified Party may subsequently make a claim for indemnification in accordance with the provisions of this Article VI, and (iii) such Indemnified Party shall be reimbursed, in accordance with the provisions of this Article VI, for any such Damages for which it is entitled to indemnification pursuant to this Article VI (subject to the right of the Holder Agent to dispute the Indemnified Party’s entitlement to indemnification, or the amount for which it is entitled to indemnification, under the terms of this Article VI).

6.4 Limitations.

(a) Except as otherwise set forth herein, the aggregate Liability of the Indemnifying Securityholders for Damages under Section 6.2(a) shall not exceed the Escrow Fund; provided that the limitation set forth in this Section 6.4(a) shall not apply to (i) any claim pursuant to Section 6.2(a) relating to a breach of the representations and warranties set forth in Section 2.1 (Organization, Qualification and Corporate Power), Section 2.2 (Capitalization), Section 2.3 (Authorization of Transaction) or Section 2.30 (Broker’s Fees) (collectively, the “Excepted Representations”).

(b) Except as otherwise set forth herein, no Indemnifying Securityholder shall be obligated to indemnify the Indemnified Parties for Damages under Section 6.2(a) unless and until the total amount of such Damages exceeds Fifty Thousand Dollars ($50,000) (the “Threshold”), at which point the Indemnifying Securityholders shall be obligated to indemnify the Indemnified Parties for all Damages in excess of the Threshold; provided that the limitations set forth in this Section 6.4(b) shall not apply to any claim pursuant to Section 6.2(a) relating to a breach of the Excepted Representations. Subsequent to determining the existence of a breach of any representation or warranty, solely for purposes of calculating the amount of Damages pursuant to this Article VI (and not for purposes for determining whether a breach has occurred), all representations and warranties of the Company set forth in Article II shall be construed as if the terms “material” or “in all material respects” and any reference to “Company Material Adverse Effect” (and variations thereof) were omitted.

(c) Any payments required to be made to an Indemnified Party pursuant to claims for indemnification hereunder with respect to Excepted Representations shall be made first by resort to the Escrow Fund, and second, if the balance of the Escrow Fund is insufficient to satisfy the entire amount of payments to be made to an Indemnified Party in respect of such Excepted Representations, by seeking recourse to each Indemnifying Securityholder, severally and not jointly in accordance with each Indemnifying Securityholder’s Pro Rata Portion.

(d) All Damages recovered by the Indemnified Parties from the Escrow Fund shall be allocated among the Indemnifying Securityholders in accordance with their Pro Rata Portion of the Escrow Fund. Notwithstanding anything to the contrary herein, except for claims for intentional misrepresentation, willful misconduct or fraud, no Indemnifying Securityholder shall be liable for more than the aggregate amount of Merger Consideration to be paid to such Indemnifying Securityholder (assuming the full amount of Merger Consideration (including all amounts held in the Escrow Fund) is actually paid to such Indemnifying Securityholder) pursuant to this Agreement.

(e) No Indemnifying Securityholder shall have any right of contribution against the Company or the Surviving Corporation with respect to any breach of any of the Company’s representations, warranties, covenants or agreements.

(f) After the Closing, except with respect to (i) any breach or nonperformance of or noncompliance with any covenant, agreement or other obligation contained (A) in this Agreement that occurs or occurred on or prior to the Closing or (B) in Article VI, (ii) any claim or liability based on, related to or arising out of, or in connection with fraud, willful misconduct or intentional misrepresentation or (iii) the equitable remedies set forth in Section 9.13, the rights of the Indemnified Parties under this Article VI and the Escrow Agreement (as limited by the provisions of this Article VI) shall be the sole and exclusive remedy of the Indemnified Parties; provided, however nothing herein shall be construed to limit the remedies available to, or the amount of Damages recoverable by, the Buyer for breach of any of the Ancillary Agreements by any of the parties thereto other than the Company or, solely in their capacity as Company Stockholders or holders of Options or Warrants, the Indemnifying Securityholders.

(g) Notwithstanding anything in this Agreement to the contrary, no Indemnifying Party shall have any indemnification obligations under this Article VI, or shall otherwise liable, for the fraud or intentional misrepresentation of another Indemnifying Party of which such Indemnifying Party did not have, or should not have had, knowledge.

(h) The amount of any Damages payable by the Indemnifying Securityholders pursuant to this Article VI shall be reduced by the amount of any insurance proceeds actually received by the Indemnified Party with respect to the Damages (net of any insurance premium increases or other costs incurred by the Indemnified Party in respect of such insurance proceeds); provided that nothing set forth in this Section 6.4(h) shall require the Indemnified Party to make an insurance claim with respect to such Damages.

(i) Notwithstanding anything to the contrary herein, (i) an Indemnified Party may not assert multiple claims under Section 6.2 in order to recover duplicative Damages in respect of a single set of facts or circumstances and (ii) to the extent an amount has been accurately and completely reflected in the calculation of Adjusted Working Capital or accurately and completely included in the Company Holder Transaction Expenses, such amount shall not also be the basis for an indemnification claim hereunder.

6.5 Treatment of Indemnity Payments. Any payments made to an Indemnified Party pursuant to this Agreement or the Escrow Agreement shall be treated as an adjustment to the Merger Consideration for Tax purposes to the extent permitted by Law.

6.6 No Circular Recovery. Each Indemnifying Securityholder agrees that it will not make any claim against the Buyer, the Company or the Surviving Corporation by reason of the fact that such Indemnifying Securityholder was a controlling person, director, employee or other representative of the Company or was serving as such for another Person at the request of the Buyer or the Company (whether such claim is for Damages of any kind or otherwise and whether such claim is pursuant to any statute, governing documents, contract or other agreement or otherwise) with respect to any claim brought by an Indemnified Party against any Indemnifying

Securityholder relating to this Agreement or any of the transactions contemplated hereby or the facts and circumstances underlying such claim. With respect to any Legal Proceeding brought by an Indemnified Party against any Indemnifying Securityholder relating to this Agreement and any of the transactions contemplated hereby, each Indemnifying Securityholder expressly waives any right of subrogation, contribution, advancement, indemnification or other claim against the Company with respect to any amounts owed by such Indemnifying Securityholder (including by virtue of a payment out of the Escrow Fund) pursuant to this Article VI.

ARTICLE VII

TERMINATION

7.1 Termination of Agreement. The Parties may terminate this Agreement prior to the Closing (whether before or after Requisite Stockholder Approval), as provided below upon the occurrence of any of the events set forth in clauses (a) through (g):

(a) The Parties may terminate this Agreement by mutual written consent.

(b) The Buyer may terminate this Agreement by giving written notice to the Company in the event the Company is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in clauses (b) or (c) of Section 5.2 not to be satisfied and (ii) is not cured within ten (10) days following delivery by the Buyer to the Company of written notice of such breach.

(c) The Company may terminate this Agreement by giving written notice to the Buyer in the event the Buyer or Merger Sub is in breach of any representation, warranty or covenant contained in this Agreement, and such breach (i) individually or in combination with any other such breach, would cause the conditions set forth in clauses (a) or (b) of Section 5.3 not to be satisfied and (ii) is not cured within ten (10) days following delivery by the Company to the Buyer of written notice of such breach.

(d) The Buyer may terminate this Agreement by giving written notice to the Company at any time after the stockholders of the Company have voted on whether to adopt this Agreement and to approve the Merger and other transactions contemplated hereby in the event the Requisite Stockholder Approval is not obtained.

(e) The Buyer may terminate this Agreement by giving written notice to the Company if stockholder written consents sufficient to constitute the Requisite Stockholder Approval have not been executed and delivered to the Buyer and have not been filed with the Secretary of the Company within eight (8) hours after the execution and delivery of this Agreement.

(f) The Buyer may terminate this Agreement by giving written notice to the Company if the Closing shall not have occurred on or before January 31, 2013, by reason of the failure of any condition precedent under Section 5.1 or 5.2 (unless the failure results primarily from a breach by the Buyer or Merger Sub of any representation, warranty or covenant contained in this Agreement).

(g) The Company may terminate this Agreement by giving written notice to the Buyer if the Closing shall not have occurred on or before January 31, 2013, by reason of the failure of any condition precedent under Section 5.1 or 5.3 (unless the failure results primarily from a breach by the Company of any representation, warranty or covenant contained in this Agreement).

7.2 Effect of Termination. If any Party terminates this Agreement pursuant to Section 7.1, all obligations of the Parties (except for the obligations set forth in Article IX) hereunder shall terminate, and except as otherwise provided herein, no Party shall have any further liability or obligation to any other Party.

ARTICLE VIII

DEFINITIONS

8.1 Certain Definitions. For purposes of this Agreement, each of the terms set forth below has the meaning set forth immediately following such term.

“280G Disclosure Statement” has the meaning set forth in Section 4.3(b).

“280G Vote” has the meaning set forth in Section 4.3(b).

“Accountant” means KPMG LLP.

“Adjusted Working Capital” means, with respect to the Company on the Closing Date, (i) current assets, minus (ii) the sum of (A) long term deferred revenue, plus (B) current Liabilities. Adjusted Working Capital shall be calculated (A) without giving effect, and without regard, to the transactions contemplated by this Agreement, and (B) in accordance with GAAP on a consistent basis with the Financial Statements (except to the extent that the specific provisions contained herein for calculating Adjusted Working Capital deviate from the procedures and methodologies of GAAP). Adjusted Working Capital shall be calculated without regard to Company Holder Transaction Costs to the extent that such Company Holder Transaction Costs are paid prior to or concurrently with the Closing. Schedule 8.1(a) sets forth the Company’s calculation of the Adjusted Working Capital as of September 30, 2012.

“Adjusted Working Capital Certificate” has the meaning set forth in Section 1.6(a).

“Affiliate” means any affiliate, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

“Aggregate Common Share Preference Amount” has the meaning set forth in Section 1.5(g)(i).

“Aggregate Series A Preference Amount” has the meaning set forth in Section 1.5(g)(iii).

“Aggregate Series A-1 Preference Amount” has the meaning set forth in Section 1.5(g)(iv).

“Aggregate Series A-2 Preference Amount” has the meaning set forth in Section 1.5(g)(v).

“Aggregate Option Exercise Price” has the meaning set forth in Section 1.5(g)(ii).

“Agreed Amount” means part, but not all, of the Claimed Amount.

“Ancillary Agreements” means the Non-Competition Agreements, the Escrow Agreement, the Warrant Termination Agreement, the Founder Warrant Agreement and the IPO Note Termination Agreement.

“Anti-Corruption Laws” has the meaning set forth in Section 2.24(b).

“Antitrust Law” means any federal, state, provincial or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.

“Anything of Value” means cash or a cash equivalents; discounts or rebates; gifts; use of materials, facilities or equipment; entertainment; drinks; meals; transportation; lodging; and charitable or political contributions.

“Available Escrow Fund” means, at any time, the amount then remaining in the Escrow Fund less the amount of all Damages or potential Damages identified in any unresolved Claim Notice.

“AWC Objection Deadline Date” has the meaning set forth in Section 1.6(c).

“AWC Objection Statement” has the meaning set forth in Section 1.6(c).

“AWC Unresolved Objections” has the meaning set forth in Section 1.6(c)(ii).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 2.3.

“Benefit Arrangement” means any benefit arrangement, obligation, custom or practice, whether or not legally enforceable, to provide benefits, other than salary or under a Benefit Plan, as compensation for services rendered, including employment or consulting agreements, severance agreements or pay policies, stay or retention bonuses or compensation, executive or incentive compensation programs or arrangements, incentive programs or arrangements, sick leave, vacation pay, plant closing benefits, patent award programs, salary continuation for disability, consulting, or other compensation arrangements, workers’ compensation, retirement, deferred compensation, bonus, stock option or purchase plans or programs, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, employee discount programs, meals, travel, or vehicle allowances, any plans subject to Section 125 of the Code and any plans providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof.

“Benefit Plan” has the meaning given in ERISA Section 3(3), together with plans or arrangements that would be so defined if they were not (i) otherwise exempt from ERISA by that or another section, (ii) maintained outside the United States or (iii) individually negotiated or applicable only to one Person.

“Bid” means any outstanding quotation, bid or proposal by the Company which, if accepted or awarded, would lead to a contract with a Governmental Entity or a prime contractor or higher tier subcontractor to a Governmental Entity, for the development, manufacturing, distribution, sale, licensing, provision or delivery by the Company of any product or service.

“Buyer” has the meaning set forth in the first paragraph of this Agreement.

“Buyer Common Stock” means the common stock, $0.001 par value per share, of Buyer.

“Buyer Compliance Certificate” means a certificate to the effect that each of the conditions specified in clauses (a) through (c) (insofar as clause (c) relates to Legal Proceedings involving the Buyer) of Section 5.3 is satisfied in all respects.

“CERCLA” means the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Claim Notice” means written notification which contains (i) a description of the Damages paid, incurred, sustained, accrued or reasonably expected (or claimed by a third party) to be paid, incurred, sustained, accrued by the Indemnified Party and the Claimed Amount of such Damages, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VI for such Damages and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Damages.

“Claimed Amount” means the amount of any Damages paid, incurred, sustained or accrued, or reasonably expected to be paid, incurred, sustained or accrued, by the Indemnified Party.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means the date on which the conditions set forth in Article V are satisfied or waived by the applicable Parties and the Closing occurs.

“Closing Date AWC Deficiency” has the meaning set forth in Section 1.6(b).

“Closing Date AWC Excess” has the meaning set forth in Section 1.6(b).

“COBRA” means Part 6 of Title I of ERISA, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares” means the shares of common stock, $0.00001 par value per share, of the Company.

“Company” has the meaning set forth in the first paragraph of this Agreement.

“Company Benefit Arrangement” means any Benefit Arrangement sponsored or maintained by the Company, or with respect to which or which the Company has or may have any current or future Liability, in each case with respect to any present or former directors, managers, employees, officers, agents or service providers of the Company.

“Company Benefit Plan” means any Benefit Plan for which the Company is or has been the “plan sponsor” (as defined in Section 3(16)(B) of ERISA) or any Benefit Plan the Company maintains or has previously maintained or to which it is obligated to make payments or has or may have any current or future Liability, in each case with respect to any present or former employees of the Company.

“Company Certificates” has the meaning set forth in Section 1.13(a).

“Company Compliance Certificate” means a certificate to the effect that each of the conditions specified in clauses (a) through (e), (k), (m), (o) and (s) (insofar as clauses (d) and (e) relate to Legal Proceedings involving the Company) of Section 5.2 is satisfied in all respects.

“Company Domain Names” has the meaning set forth in Section 2.13(a).

“Company Disclosure Letter” means the Disclosure Letter delivered by the Company to Buyer on the date hereof.

“Company Holders” means the holders of Common Shares, Preferred Shares, the Warrants and/or Options, in each case outstanding immediately prior to the Effective Time.

“Company Holder Transaction Costs” means (i) the fees and expenses of the Company’s and the Company Holders’ investment banking, financial, legal, accounting and other advisers paid or incurred in connection with this Agreement, the negotiations related thereto and the transactions contemplated thereby, including an aggregate of $2,000,000 payable to the Company’s acquisition advisor, (ii) all costs, fees and any other expenses associated with the terminations, releases, consents and approvals set forth in Schedule 5.2(a), (iii) fifty percent (50%) of the fees of the Escrow Agent, (iv) any bonuses, severance payments or similar payments made in connection with the transactions contemplated by this Agreement, including the amounts set forth in Schedule 8.1(b) (including the employer portion of any payroll taxes attributable to such payments) and (v) the employer portion of any payroll taxes attributable to any payments of Option Consideration.

“Company Indemnified Parties” shall mean the current officers and directors of the Company and each other Person who is or was a director or officer of the Company at or at any time prior to the Effective Time.

“Company Intellectual Property” shall mean the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” shall mean all Intellectual Property that is licensed to the Company by any third party.

“Company Material Adverse Effect” means any material adverse change, event, circumstance or development with respect to, or material adverse effect on, (a) the business, assets, Liabilities, capitalization, operations, condition (financial or other), or results of operations of the Company, or (b) the ability of the Buyer to operate the business of the Company immediately after the Closing; provided that none of the following shall constitute or be considered in determining whether a Company Material Adverse Effect shall have occurred: (i) changes caused by the pendency or public announcement (or resulting from the consummation) of this Agreement or any of the transactions contemplated hereby, including the response or reaction of customers, vendors, suppliers, licensors, strategic partners, investors or employees of the Company to this Agreement and the transactions contemplated hereby; (ii) changes generally affecting any of the economies in which the Company conducts business (except to the extent that such changes have a materially disproportionate effect on the Company), (iii) changes affecting the industries generally in which the Company conducts business (except to the extent that such changes have a materially disproportionate effect on the Company); (iv) changes in legal or regulatory conditions, including changes or proposed changes in Laws applicable to the Company or any of its properties, assets or liabilities, or in applicable accounting or tax regulations or principles or interpretations thereof, including GAAP; (v) national, international or any regional political or social conditions, including the results of any primary or general elections, any acts of terrorism or war, any outbreak or escalation of hostilities, whether or not pursuant to the declaration of an emergency or war, any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national or international calamity, in each case whether or not involving the United States; or (vi) any failure to meet, in and of itself, any projections, forecasts, budgets or revenue or earnings predictions for any period. For the avoidance of doubt, the Parties agree that the terms “material”, “materially” or “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Company Material Adverse Effect.

“Company Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Company, in whole or in part.

“Company Registered Intellectual Property” means all Intellectual Property Registrations owned or purported to be owned by the Company, in whole or in part.

“Company Registrations” shall mean Intellectual Property Registrations that are registered or filed in the name of or assigned to the Company, alone or jointly with others.

“Company Shares” means the Common Shares and the Preferred Shares, together.

“Company Source Code” has the meaning set forth in Section 2.13(j).

“Company Stock Plan” means the Company’s Amended and Restated 2006 Stock Option Plan, as amended to date, and all other stock option plans and stock or equity-related plans of the Company.

“Company Stockholders” means the stockholders of record of the Company immediately prior to the Effective Time.

“Continuing Employee” has the meaning set forth in Section 4.10(b).

“Continuing Foreign Employee” has the meaning set forth in Section 4.10(b).

“Continuing U.S. Employee” has the meaning set forth in Section 4.10(a).

“Contract” means any legally binding written or oral agreement, contract, subcontract, lease, instrument, note, warranty, purchase order, license, sublicense, or other legally binding commitment.

“Controlling Party” means the party controlling the defense of any Third Party Action.

“Customer Offerings” (a) the products (including Software and Documentation) that the Company (i) currently develops, manufactures, markets, distributes, makes available, sells or licenses to third parties, or (ii) has developed, manufactured, marketed, distributed, made available, sold or licensed to third parties within the previous five (5) years, or (iii) currently plans to develop, manufacture, market, distribute, make available, sell or license to third parties in the future and (b) the services that the Company (x) currently provides or makes available to third parties, or (y) has provided or made available to third parties within the previous five (5) years, or (z) currently plans to provide or make available to third parties in the future. A true and complete list of all Customer Offerings as of the date hereof is set forth in Section 2.13(d) of the Company Disclosure Letter.

“Damages” means any and all debts, obligations and other Liabilities, diminution in fair market value, judgments, defaults, monetary damages, fines, fees, penalties, interest obligations, Taxes, charges, assessments, deficiencies, and all expenses (including expenses of investigation, defense, prosecution and settlement of claims, court costs, fees, expenses and costs of attorneys, accountants, investigators, financial advisors and experts, and other expenses of litigation, arbitration or other dispute resolution proceedings) in connection with any action or proceeding, Third Party Action, or other claim or dispute (including any claim or dispute relating to any right or asserted right under this Agreement, including an indemnification claim under Article VI, or any of the Ancillary Agreements against any party hereto or thereto or otherwise) (including amounts paid in settlement, interest, court costs), plus any interest that may accrue on any of the foregoing.

“DGCL” has the meaning set forth in Section 1.1.

“Disclosure Statement” means a written information statement containing the information prescribed by Section 4.3(a).

“Dispute” means the dispute resulting if the Holder Agent in a Response disputes the Indemnifying Securityholders’ Liability for all or part of the Claimed Amount.

“Dissenting Shares” means Company Shares held as of the Effective Time by a Company Stockholder who has not voted such Company Shares in favor of the adoption of this Agreement and with respect to which appraisal shall have been duly demanded and perfected in accordance with Section 262 of the DGCL and not effectively withdrawn or forfeited prior to the Effective Time.

“Draft Adjusted Working Capital” has the meaning set forth in Section 1.6(c).

“Draft Adjusted Working Capital Certificate” has the meaning set forth in Section 1.6(c).

“Draft Closing Balance Sheet” has the meaning set forth in Section 1.6(c).

“Documentation” means printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end users.

“Effective Time” means the time at which the Surviving Corporation files the Certificate of Merger with the Secretary of State of the State of Delaware.

“Environmental Law” means any applicable U.S. and foreign, federal, state or local Law, statute, rule, order, directive, judgment, Permit or regulation or the common law relating to the environment, occupational health and safety, or exposure of Persons or property to Materials of Environmental Concern, including any statute, regulation, binding administrative decision or order pertaining to: (i) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (v) transfer of interests in or control of real property which may be contaminated; (vi) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (vii) the protection of wild life, marine life and wetlands, and endangered and threatened species; (viii) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (ix) health and safety of employees and other Persons as it relates to exposures to Materials of Environmental Control. As used above, the term “release” has the meaning set forth in CERCLA.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code), (2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company.

“Escrow Agent” means American Stock Transfer & Trust Company, LLC.

“Escrow Agreement” means the escrow agreement between the Buyer, the Holder Agent and the Escrow Agent in the form attached hereto as Exhibit D.

“Escrow Amount” has the meaning set forth in Section 1.9(a).

“Escrow Fund” has the meaning set forth in Section 1.9(a).

“Estimated Adjusted Working Capital” has the meaning set forth in Section 1.6(a).

“Estimated Closing Balance Sheet” has the meaning set forth in Section 1.6(a).

“Excepted Representations” has the meaning set forth in Section 6.4(a).

“Exclusive Period” has the meaning set forth in Section 4.7(a).

“Exploit” means develop, design, test, modify, make, use, sell, have made, used and sold, import, reproduce, market, distribute, commercialize, support, maintain, correct and/or create derivative works of.

“FCPA” has the meaning set forth in Section 2.24(b).

“Final Adjusted Working Capital” shall mean the final Adjusted Working Capital determined pursuant to the procedures set forth in Section 1.6.

“Final AWC Deficiency” has the meaning set forth in Section 1.6(d).

“Final AWC Excess” has the meaning set forth in Section 1.6(f).

“Final Closing Balance Sheet” shall mean the final balance sheet determined pursuant to the procedures set forth in Section 1.6.

“Financial Statements” means:

(a) the audited balance sheets of the Company as of January 31, 2012, 2011 and 2010 and the related audited statements of income, changes in stockholders’ equity and cash flows of the Company for the fiscal years ended January 31, 2012, 2011 and 2010, which have been audited by the Company’s independent public accountant, together with the notes thereto and the report of the Company’s independent public accountant; and

(b) the Most Recent Balance Sheet and the related unaudited statements of income, changes in stockholders’ equity and cash flows for the eight (8) months ended as of the Most Recent Balance Sheet Date together with any notes thereto.

“Founder Warrant” means the warrants to purchase outstanding Common Shares directly from Joseph Fitzgerald and Oleg Barenboim pursuant to the warrants set forth on Schedule 8.1(c).

“Founder Warrant Agreement” has the meaning set forth in Section 1.8(h).

“GAAP” means United States generally accepted accounting principles as of the date hereof.

“Government Contract” shall mean any prime contract, subcontract, purchase or delivery order, Bid, change order or other commitment of any kind between the Company and (i) any Governmental Entity, (ii) any prime contractor to a Governmental Entity; or (iii) any subcontractor with respect to any contract described in clause (i) or (ii)

“Governmental Entity” means any government, any governmental, administrative or regulatory authority, authority, commission, board, agency, party, peoples’ committee, ministry, department, instrumentality, bureau or political subdivision and any court, tribunal or judicial or arbitral body (whether U.S., European Union or any other multinational, supranational, national, federal, state or local authority or, in the case of an arbitral body, whether governmental, public or private).

“Holder Agent” has the meaning set forth in the Section 1.14(a).

“Holder Agent Fund Amount” has the meaning set forth in Section 1.9(c).

“Holder Agent Fund” means the fund established pursuant to Section 1.9(c) which shall consist at the Closing of One Hundred Fifty Thousand Dollars ($150,000) paid by Buyer to a designated account at the Closing pursuant to Section 1.9(c).

“Immediate Family Member” means child, step-child, grandchild, parent, stepparent, grandparent, spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships.

“Indebtedness” means (a) indebtedness for borrowed money, (b) indebtedness secured by any Security Interests on owned property, whether or not the indebtedness secured has been assumed, (c) indebtedness evidenced by notes, bonds, debentures or similar instruments, (d) capital leases, (e) letters of credit and (f) guarantees with respect to Liabilities of a type described in any of clauses (a) through (e) above.

“Indemnified Parties” means the Buyer and its Subsidiaries and their respective directors, officers, employees, and Representatives prior to the Closing and the Buyer, the Surviving Corporation and their respective Subsidiaries and their respective directors, officers, employees, and Representatives following the Closing.

“Indemnifying Securityholders” shall mean the Company Stockholders receiving the Merger Consideration pursuant to Section 1.5 and the holders of Options and the Warrants receiving the Merger Consideration pursuant to Section 1.8.

“Intellectual Property” shall mean the following subsisting throughout the world and under the Law of any jurisdiction:

(a) Patent Rights;

(b) Trademarks and all goodwill in the Trademarks;

(c) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors;

(d) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies;

(e) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and

(f) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein).

“Intellectual Property Registrations” means Patent Rights, registered Trademarks (including Internet domain name registrations), registered copyrights and designs, mask work registrations and any registrations or applications for Intellectual Property of any kind.

“Internal Systems” shall mean the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide used by the Company in its business or operations, including to develop, manufacture, fabricate, assemble, provide, distribute, support, maintain or test the Customer Offerings, whether located on the premises of the Company, remote or virtual. All Internal Systems that are material to the business of the Company are listed and described in Section 2.13(d) of the Company Disclosure Letter.

“IPO Notes” means the Company’s Subordinated Convertible Promissory Notes due March 2014 in the aggregate original principal amount of $4,755,000.

“IPO Note Termination and Release Agreement” means a Note Termination and Release Agreement between the Company and each holder of an IPO Note in the form attached hereto as Exhibit F.

“IPO Warrants” mean the warrants to purchase the Company’s Common Stock issued together with the IPO Notes to the purchasers thereof

“IRS” has the meaning set forth in Section 2.22(a).

“knowledge” or “to the knowledge of” means the actual knowledge of Albion Fitzgerald, Jeff Fitzgerald, Oleg Barenboim, Robert Anderson, Thomas Anderson and/or Jeff Biunno, in each case after due inquiry.

“Law” means any applicable U.S. and foreign federal, state, national, provincial, local and municipal law (including common law), statute, ordinance, code, rule, order, regulation, directive or other legal or administrative requirement enacted, entered, promulgated or issued by any Governmental Entity. Any reference to any federal, state, national provincial, local, municipal, foreign or other law shall be deemed also to refer to all rules and regulations promulgated thereunder (including rules and regulations of the Securities and Exchange Commission and state securities regulators), unless the context requires otherwise.

“Lease” means any lease or sublease pursuant to which the Company leases or subleases from another Person any real property.

“Legal Proceeding” means any action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator.

“Liabilities” means any direct or indirect liability, indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, whether accrued, absolute, contingent, mature, non-mature or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

“Losses” has the meaning set forth in Section 1.14(g).

“Materials of Environmental Concern” means any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), biohazards and medical wastes, or any other material (or article containing such material) listed or subject to regulation under any Law, Environmental Law, order, Permit, or directive due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Merger” means the merger of the Merger Sub with and into the Company in accordance with the terms of this Agreement.

“Merger Consideration” has the meaning set forth in Section 1.5(g)(vii).

“Merger Consideration Allocation Spreadsheet” has the meaning set forth in Section 2.2(d).

“Merger Sub” has the meaning set forth in the first paragraph of this Agreement.

“Most Recent Balance Sheet” means the unaudited balance sheet of the Company as of the Most Recent Balance Sheet Date.

“Most Recent Balance Sheet Date” means September 30, 2012.

“Non-Competition Agreement” means the non-competition agreement in the form attached hereto as Exhibit A.

“Non-controlling Party” means the party not controlling the defense of any Third Party Action.

“Open Source License” means any license approved by the Open Source Initiative as an open source license (http://www.opensource.org/licenses) or otherwise substantially satisfying the Open Source Definition as set forth on http://www.opensource.org/docs/osd, or listed by the Free Software Foundation as a “free software” license in its list of licenses at http://www.gnu.org/licenses/license-list.html or otherwise substantially satisfying the Free Software Definition as set forth at http://www.gnu.org/philosophy/free-sw.html.

“Open Source Materials” shall mean all Software, Documentation or other material that is distributed as “free software”, “open source software”, “free” or “open” content, or under an Open Source License.

“Option” means each option to purchase or acquire securities of the Company under any Company Stock Plan.

“Option Consideration” means an amount in cash equal to the product of (i) (A) the Per Common Share Amount, plus (B) the Per Share Residual Amount, minus (C) the exercise price per share of such Option, multiplied by (ii) the number of Common Shares subject to such Option.

“Other Intermediaries” has the meaning set forth in Section 4.7(a).

“Other Company Stockholder” has the meaning set forth in Section 4.7(a).

“Ordinary Course of Business” means the ordinary course of business of the Company consistent with past practice.

“Owned Real Property” means each item of real property owned by the Company.

“Parties” the Buyer, the Merger Sub, the Company and the Holder Agent.

“Patent Rights” means all patents, patent applications, utility models, design registrations and certificates of invention and other Governmental Entity grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

“Payment Agent” has the meaning set forth in Section 1.14(a).

“Per Common Share Amount” has the meaning set forth in Section 1.5(g)(viii).

“Per Share Residual Amount” has the meaning set forth in Section 1.5(g)(ix).

“Permits” means all permits, licenses, registrations, certificates, orders, approvals, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

“Person” means any: (i) individual, (ii) corporation, general partnership, limited partnership, limited liability partnership, trust, company (including any limited liability company or joint stock company) or other organization or entity, or (iii) any Governmental Entity.

“PPACA” means the Patient Protection and Affordable Care Act.

“Preferred Shares” means, collectively, the shares of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock.

“Privacy Laws” means any Law related to the protection, privacy and security of sensitive personal information and data, including the Gramm-Leach-Bliley Act and the European Union Data Protection Directive.

“Proprietary Software” means any Software owned by the Company that has not been distributed or otherwise made available under an Open Source License.

“Pro Rata Portion” means with respect to any Indemnifying Securityholder, the percentage specified under the column heading “Pro Rata Portion” on the Merger Allocation Spreadsheet which shall have been determined by dividing the aggregate amount of Merger Consideration that such Indemnifying Securityholder will receive pursuant to this Agreement (which amount shall be set forth on the Merger Allocation Spreadsheet) by the aggregate Merger Consideration payable to all Indemnifying Securityholders.

“Public Official” means (i) officers and employees of Governmental Entities, regardless of decision-making ability or rank; (ii) officers and employees of companies owned or controlled by a Governmental Entity, even where the company seems like a commercial company (such as state-owned companies); (iii) officers and employees of public international organizations (such as the World Bank, and the United Nations); (iv) representatives and people acting in official capacities for governments, state-owned or controlled companies, and public international organizations; and (v) political parties and officials and candidates for political office.

“Qualified Plan” means any Company Benefit Plan that meets, purports to meet or is intended to meet the requirements of Section 401(a) of the Code, including any previously terminated plan.

“Reasonable Best Efforts” means best efforts, to the extent commercially reasonable.

“Representatives” has the meaning set forth in Section 4.7(a).

“Requisite Stockholder Approval” means the affirmative vote of (i) the holders of at least a majority of the outstanding Company Shares (on an as-converted to common stock basis) voting together as a single class and (ii) the holders of at least a majority of the outstanding shares of Preferred Stock (on an as-converted to common stock basis) voting together as a single class, in each case to adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Merger.

“Response” means a written response containing the information provided for in Section 6.3(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Security Interest” means any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of Law), other than (i) mechanic’s, materialmen’s, and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation and (iii) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business and not material to the Company.

“Series A Preference Amount” has the meaning set forth in Section 1.5(g)(x).

“Series A-1 Preference Amount” has the meaning set forth in Section 1.5(g)(xi).

“Series A-2 Preference Amount” has the meaning set forth in Section 1.5(g)(xii)

“Series A Preferred Stock” means the Series A Preferred Stock, $0.00001 par value per share, of the Company.

“Series A-1 Preferred Stock” means the Series A-1 Preferred Stock, $0.00001 par value per share, of the Company.

“Series A-2 Preferred Stock” means the Series A-2 Preferred Stock, $0.00001 par value per share, of the Company.

“Software” shall mean computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Subsidiary,” with respect to any Party, means any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Party (or another Subsidiary of such Party) holds stock or other ownership interests representing (a) more than fifty percent (50%) of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than fifty percent (50%) of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

“Superior Proposal” means an unsolicited bona fide written proposal made after the date hereof to acquire (whether by way of merger, consolidation, share exchange, stock purchase or asset purchase or otherwise) all of the outstanding capital stock or all or substantially all of the assets of the Company, which satisfies each of the following conditions: (A) such proposal is subject only to customary conditions (which may include the termination of this Agreement, but which may not include any financing condition), (B) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel and financial advisors, that such offer would likely be consummated if the Company were to accept it, and (C) the Board of Directors of the Company concludes in good faith, after consultation with its outside financial advisors, that such offer would, if consummated, constitute a transaction which is more favorable, from a financial point of view, to the stockholders of the Company than the Merger.

“Surviving Corporation” means the Company, as the surviving corporation in the Merger, for time periods from and after the Effective Time.

“Taxes” means all taxes, charges, fees, duties, contributions, levies or other similar assessments or Liabilities, including income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, license, lease, service, service use, severance, stamp, occupation, escheat, windfall profits, customs, duties, franchise, estimated and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

“Tax Returns” means all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any related or supporting workpapers or information with respect to any of the foregoing, including any amendment thereof filed with or submitted to any Governmental Entity in connection with the determination, assessment, collection or payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax, and including, for the avoidance of doubt, the Report of the Foreign Bank and Financial Accounts (Treasury Department Form TDF 90-22.1).

“Third Party Acquisition” has the meaning set forth in Section 4.7(a).

“Third Party Action” means any suit or proceeding by a Person or entity other than (and unaffiliated with) Buyer or the Company, which would reasonably be expected to result in a claim for indemnification pursuant to Article VI.

“Third Party Materials” has the meaning set forth in Section 2.13(l).

“Threshold” has the meaning set forth in Section 6.4(b).

“Trademarks” means all registered trademarks and service marks, logos, Internet domain names, social media names (including Twitter handles and Facebook and LinkedIn account names or IDs) and associated accounts and pages, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress.

“Transfer Taxes” has the meaning set forth in Section 4.11(a)(iv).

“Warrants” means the warrants to purchase Common Shares issued by the Company and as set forth on Schedule 8.1(d).

“Warrant Consideration” means an amount in cash equal to the product of (i) (A) the Per Common Share Amount, plus (B) the Per Share Residual Amount, minus (C) the exercise price per share pursuant to the applicable Warrant, multiplied by (ii) the number of Warrant Shares subject to the applicable Warrant.

“Warrant Shares” means the Common Shares issuable upon exercise of the applicable Warrants.

“Warrant Termination Agreement” has the meaning set forth in Section 1.8(c).

8.2 Certain Rules of Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of either gender or the neuter include the other gender and the neuter, (ii) words using the singular number also include the plural number and words using the plural number also include the singular number, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement as a whole and not to any particular Article, Section or other subdivision, (iv) the terms “Article” or “Section” or other subdivision refer to the specified Article, Section or other subdivision of the body of this Agreement, (v) the word “include” shall be deemed to be followed by the phrase “but are not limited to”, the word “includes” shall be deemed to be followed by the phrase “but is not limited to”, and the word “including” shall be deemed to be followed by the phrase “but not limited to”, (vi) when a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated, (vii) when a statement herein with respect to a particular matter is qualified by the phrase “in all material respects,” materiality shall be determined solely by reference to, and solely within the context of, the specified matter and not with respect to the entirety of this Agreement or the entirety of the transactions contemplated hereby, (viii) the terms “third party” or “third parties” refers to Persons other than the Buyer, the Company and the Holder Agent, (ix) “made available” shall mean that the document being made reference to was included (at least three (3) business days prior to the date hereof) in the Company’s electronic data room to which the Buyer and its representatives have been provided access and (x) all references to a breach of a representation or warranty shall mean a breach of or inaccuracy in, such representation or warranty or an omission from the disclosure set forth in the Company Disclosure Letter related to such representation or warranty. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

ARTICLE IX

MISCELLANEOUS

9.1 Press Releases and Announcements. Neither the Company nor the Holder Agent shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the Buyer. No press release issued by any Party shall disclose the financial terms of this Agreement without the mutual consent of the Buyer and the Holder Agent; provided, however that the Buyer shall be entitled to publicly disclose this Agreement or any provision hereof if, in the reasonable determination of the Buyer, such disclosure is required by applicable Law.

9.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; provided, however, that the provisions of Section 4.10 concerning indemnification are intended for the benefit of the individuals specified therein, and any such individual shall have and may assert all of the rights of the Company under this Agreement in the event any such individual suffers loss or damage as a result of any breach by the Buyer of such provisions

9.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement, dated as of March 9, 2012 between the Buyer and the Company shall remain in effect in accordance with its terms.

9.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign any of its rights or delegate any of its performance obligations hereunder without the prior written approval of the other Parties; provided that the Buyer may assign its rights, interests and obligations hereunder to an Affiliate of the Buyer. Any purported assignment of rights or delegation of performance obligations in violation of this Section 9.4 is void.

9.5 Counterparts and Facsimile Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile signature.

9.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly delivered four business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next business day delivery via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

If to the Company:

Prior to the Closing:

ManageIQ, Inc.

One International Blvd.

Mahwah, NJ 07495

Attn: Albion Fitzgerald

Facsimile:

Email: afitzgerald@manageiq.com

Following the Closing:

Red Hat, Inc.

1801 Varsity Drive

Raleigh, NC 27606

Attn: Chief Financial Officer

Facsimile: 919-754-3703

Email: cpeters@redhat.com

Copy to (which shall not constitute notice):

Prior to the Closing:

Garvey Schubert Barer

1191 Second Avenue, Suite 1800

Seattle, WA 98101

Attention: Peter B. Cancelmo

Facsimile: (206) 464-0125

Email: pcancelmo@gsblaw.com

Following the Closing:

Red Hat, Inc.

1801 Varsity Drive

Raleigh, NC 27606

Attn: General Counsel

Facsimile: 919-754-3704

Email: mrc@redhat.com

If to Buyer or Merger Sub: Red Hat, Inc. 1801 Varsity Drive Raleigh, NC 27606 Attn: Chief Financial Officer Facsimile: 919-754-3703 Email: cpeters@redhat.com

Copy to (which shall not constitute notice):

Red Hat, Inc.

1801 Varsity Drive

Raleigh, NC 27606

Attn: General Counsel

Facsimile: 919-754-3704

Email: mrc@redhat.com

Wilmer Cutler Pickering Hale and Dorr LLP

950 Page Mill Road

Palo Alto, CA 94303

Attn: Mark Borden and Joe Wyatt

Facsimile: 650-858-6100

Email:mark.borden@wilmerhale.com; joe.wyatt@wilmerhale.com

If to the Holder Agent:

Shareholder Representative Services LLC

1614 15th Street, Suite 200

Denver, CO 80202

Attention: Managing Director

Email: deals@shareholderrep.com

Facsimile: (303) 623-0294

Telephone: (303) 648-4085

Copy to (which shall not constitute notice): Garvey Schubert Barer 1191 Second Avenue, Suite 1800 Seattle, WA 98101 Attention: Peter B. Cancelmo Facsimile: (206) 464-0125 Email: pcancelmo@gsblaw.com

Any Party may give any notice, request, demand, claim or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

9.8 Governing Law. All Legal Proceedings and other matters arising out of or in connection with or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

9.9 Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Closing; provided, however, that any amendment effected subsequent to the Requisite Stockholder Approval shall be subject to any restrictions contained in the DGCL. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Without limiting the generality of the foregoing, no amendment, supplement or update after the date of this Agreement shall be made to the Company Disclosure Letter without the express written consent of Buyer, and no amendment, supplement or update made or delivered (or purporting to be made or delivered) after the date of this Agreement without such consent shall have any effect on any of the rights or obligations of the Company or Buyer.

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

9.11 Submission to Jurisdiction. Each Party (a) submits to the jurisdiction of the Court of Chancery of the State of Delaware (or only if the Court of Chancery declined to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware) in any action or proceeding arising out of or relating to this Agreement (including any action or proceeding for the enforcement of any arbitral award made in connection with any arbitration of a Dispute hereunder), (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement. Each Party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 9.7, provided that nothing in this Section 9.11 shall affect the right of any Party to serve such summons, complaint or other initial pleading in any other manner permitted by Law.

9.12 WAIVER OF TRIAL BY JURY. TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN ANY LEGAL PROCEEDING ARISING HEREFROM, THE PARTIES HERETO CONSENT TO TRIAL WITHOUT A JURY IN ANY LEGAL PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO OR ITS SUCCESSORS AGAINST ANY OTHER PARTY HERETO OR ITS SUCCESSORS IN RESPECT OF ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF THE FORM OF LEGAL PROCEEDING.

9.13 Specific Performance. Each Party acknowledges and agrees that the other Party would be damaged imminently and irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached for which monetary damages and other legal remedies would not be adequate. Accordingly, each Party agrees that, in addition to any other remedies which may be available to such Party, the other Party is entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Legal Proceeding instituted in any court of the United States or any state or jurisdiction thereof having jurisdiction over the Parties and the matter; provided, however, that the Buyer shall be entitled to enforce specifically this Agreement and the terms and provisions hereof, without the requirement of obtaining, furnishing or posting a bond, in the event that the conditions in Section 5.2 have been satisfied and the Buyer has satisfied all of the conditions set forth in Section 5.3, but the Company refuses to consummate the transactions to be consummated at the Closing for any reason, in which case the Company will not and it will cause its Representatives not to assert as a defense to such action that monetary damages or another remedy at law would be adequate.

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger as of the date first above written.

RED HAT, INC.

By:	/s/ Charles E. Peters, Jr.
Name:	Charles E. Peters, Jr.
Title:	Executive Vice President and Chief Financial Officer

SALTA ACQUISITION CORPORATION

By:	/s/ Paul Argiry
Name:	Paul Argiry
Title:	President and Treasurer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger as of the date first above written.

MANAGEIQ, INC.

By:	/s/ Albion Fitzgerald
Name:	Albion Fitzgerald
Title:	Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, the Parties have executed this Agreement and Plan of Merger as of the date first above written.

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Holder Agent

By:	/s/ W. Paul Koenig
Name:	W. Paul Koenig
Title:	Managing Director

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER